Exhibit 99.1

ASX, NASDAQ and Media Release

12 June 2024

Opthea Prospectus

Further to the announcements today, 12 June 2024 by Opthea Limited (ASX:OPT), Opthea attaches the Prospectus issued in connection with New Shares and New Options to be issued under its up to approximately A$217.3 million (US$143.4 million1) entitlement offer and Placement Options to be issued in connection with its up to A$10.0 million (US$6.6 million1) placement.

Authorized for release to ASX by Frederic Guerard, CEO

Investor Inquiries

PJ Kelleher

LifeSci Advisors, LLC

Email: pkelleher@lifesciadvisors.com

Phone: 617-430-7579

Media Inquiries

Silvana Guerci-Lena

NorthStream Global Partners

silvana@nsgpllc.com

Join our email database to receive program updates:

Tel: +61 (0) 3 9826 0399, Email: info@opthea.com Web: www.opthea.com

Opthea Limited

ACN 006 340 567

Prospectus

This Prospectus is being issued for:

• a pro-rata accelerated non-renounceable entitlement offer to Eligible Shareholders of up to approximately 543.3 million New Shares at the Offer Price of $0.40 per New Share and up to approximately 181.1 million New Options to Eligible Shareholders with an exercise price of $1.00 under the Entitlement Offer on the basis of 1 New Option for every 3 New Shares issued under the Entitlement Offer; and

• up to approximately 8.3 million Placement Options with an exercise price of $1.00 to participants in the Placement on the basis of 1 Placement Option for every 3 New Shares issued under the Placement.

IMPORTANT NOTICE

This Prospectus is a transaction specific prospectus issued in accordance with section 713 of the Corporations Act. This is an important document that should be read in its entirety. You should read this Prospectus in its entirety before deciding whether to take up Securities under the Offers.

This Prospectus is not for release to US wire services nor distribution in the United States except privately by the Company to Applicants that participate in the Placement and the Institutional Entitlement Offer.

TABLE OF CONTENTS

IMPORTANT INFORMATION		3
Chairman's Letter		6
Key Dates		8
1.	INVESTMENT OVERVIEW	10
2.	DETAILS OF THE ENTITLEMENT OFFER	22
3.	DETAILS OF THE PLACEMENT OPTION OFFER	40
4.	PURPOSE AND EFFECT OF THE ENTITLEMENT OFFER AND PLACEMENT	43
5.	RISK FACTORS	48
6.	ADDITIONAL INFORMATION	59
7.	DIRECTORS’ AUTHORISATION	72
8.	DEFINITIONS	73
CORPORATE DIRECTORY		77

IMPORTANT INFORMATION

General

This Prospectus relates to the Opthea Limited ACN 006 340 567 (Opthea or Company) Entitlement Offer and Placement Option Offer under which the Company will offer New Shares, New Options and Placement Options. This Prospectus is dated 12 June 2024 and a copy has been lodged with ASIC. The expiry date of this Prospectus is 12 July 2025 being 13 months after the date of this Prospectus. No Securities will be issued on the basis of this Prospectus after the expiry date.

The Company has applied or will, within 7 days after the date of this Prospectus, apply for quotation of the Securities on ASX. Neither ASIC nor ASX takes any responsibility for the contents of this Prospectus nor for the merits of the investment to which this Prospectus relates.

In preparing this Prospectus, regard has been had to the fact that the Company is a disclosing entity for the purposes of the Corporations Act and that certain matters may reasonably be expected to be known to investors and their professional advisers. This Prospectus is a transaction specific prospectus for an offer of: (i) continuously quoted securities (as defined in the Corporations Act); and (ii) options to acquire continuously quoted securities, and has been prepared in accordance with section 713 of the Corporations Act. Section 713 of the Corporations Act allows the issue of a more concise prospectus in relation to: (i) an offer of continuously quoted securities; and (ii) options to acquire continuously quoted securities. This Prospectus does not include all information that would be included in a prospectus for an initial public offering.

This Prospectus is important and requires your immediate attention. You should read the entire Prospectus carefully before deciding whether to invest in the Securities under the Offers. In particular you should consider the risk factors that could affect the performance of Opthea or the value of an investment in Opthea, some of which are outlined in Section 5. However, the information provided in this Prospectus is not investment advice or financial product advice and has been prepared without taking into account your individual investment objectives, financial situation, tax position or particular needs. Before deciding whether to apply for Securities under the Offers, you should consider whether they are a suitable investment for you in light of your own investment objectives, financial situation, tax position and particular needs and having regard to the merits and risks involved. If, after reading this Prospectus, you have any questions about the Offers you should contact your stockbroker, solicitor, accountant and/or other professional financial adviser. The Company is not licensed to provide financial product advice in relation to Securities or any other financial products. No cooling off regime applies to the acquisition of Securities under this Prospectus.

The past performance of the price of the Company's Shares or other securities of the Company provides no guidance or indication as to how the price of the Securities will perform in the future.

The right to participate in the Offers is not transferable. Please carefully read and follow the instructions in this Prospectus and on the accompanying Application Form when subscribing for Securities.

Prospectus availability

Eligible Shareholders and participants in the Placement will receive a copy of this Prospectus together with an accompanying Application Form. Eligible Shareholders and participants in the Placement can obtain a copy of this Prospectus during the Offer Period (free of charge) from the Company's website at https://opthea.com/.

Any references to documents located on the Company's website are provided for convenience only, and none of the documents or other information on the Company's website are incorporated by reference into this Prospectus.

Target market determination

In accordance with the design and distribution obligations under the Corporations Act, the Company has determined the target market for the offer of Options issued under this Prospectus. The Company will only distribute this Prospectus to those investors who fall within the target market determination as set out on the Company's website at https://opthea.com/.

New Zealand

The New Shares and New Options are not being offered or sold to the public within New Zealand other than to existing Shareholders of the Company with registered addresses in New Zealand to whom the offer of the New Shares is being made in reliance on the Financial Markets Conduct (Incidental Offers) Exemption Notice 2021. The Company is issuing the New Options to existing Shareholders of the Company for no consideration.

This document has been prepared in compliance with Australian law and has not been registered, filed with or approved by any New Zealand regulatory authority under the Financial Markets Conduct Act 2013.

This document is not a product disclosure statement under New Zealand law and is not required to, and may not, contain all the information that a product disclosure statement under New Zealand law is required to contain.

Other jurisdictions

The Retail Entitlement Offer does not constitute an offer to sell, or the solicitation of any offer to buy, any securities in the United States (or to any person acting for the account or benefit of a person in the United States), or in any place in which, or to any person to whom, it would not be lawful to make such an offer or invitation.

No action has been taken to register or qualify the Retail Entitlement Offer, or otherwise permit an offering of the New Shares or New Options in respect of the Retail Entitlement Offer, in any jurisdiction other than: Australia and New Zealand. The Institutional Entitlement Offer and Placement Option Offer is not being extended to any Shareholder or investor outside Australia, New Zealand, the European Union (excluding Austria), Hong Kong, Israel, Singapore, South Africa, the United Kingdom or to Shareholders or investors other than Qualified Institutional Buyers or Eligible U.S. Fund Managers in the United States.

The distribution of this Prospectus (including an electronic copy) outside Australia may be restricted by law. If you come into possession of this Prospectus, you should observe any such restrictions. Any failure to comply with such restrictions may contravene applicable securities laws. The Company disclaims all liability to such persons.

By making a payment by BPAY® (if applicable), you will be taken to have given the representations and warranties set out in Section 2.16 and represented and warranted that there has been no breach of such laws and that all necessary approvals and consents have been obtained.

The Securities have not been, and will not be, registered under the US Securities Act, or the securities laws of any state or other jurisdiction in the United States. The Securities may not be offered, sold or resold in the United States or to, or for the account or benefit of, a person in the United States, except in a transaction exempt from, or not subject to, the registration requirements of the US Securities Act and applicable US state securities laws.

For details of the restrictions that apply to the Securities in New Zealand, the European Union (excluding Austria), Hong Kong, Israel, Singapore, South Africa, the United Kingdom and to Qualified Institutional Buyers and Eligible U.S. Fund Managers in the United States, please refer to Section 6.3.

Future performance and forward- looking statements

The pro forma financial information provided in this Prospectus is for illustrative purposes only and does not represent a forecast or expectation by the Company as to its future financial condition and/or performance. In particular, certain pro forma financial information and certain other qualitative assessments by Opthea in this Prospectus assume that proceeds of the Offers (and the Placement) are received by the Company on the relevant settlement dates under the Offers (and the Placement).

This Prospectus contains forward-looking statements, including statements containing such words as

“anticipate”, “estimates”, “should”, “will”, “expects”, “plans” or similar expressions. Indications of, and guidance on, future financial position and performance including the unaudited financial information and pro forma data, are also forward-looking statements. Forward-looking statements in this Prospectus include statements regarding the timetable, conduct and outcome of the Capital Raising and the Placement Option Offer and the use of the proceeds thereof. These forward-looking statements are, despite being based on Opthea's current expectations about future events and on assumptions for which the Directors consider they have reasonable grounds, subject to known and unknown risks and uncertainties, many of which are outside the control of the Company and its Directors. These known and unknown risks and uncertainties could cause actual results, performance or achievements to differ materially from future results, performance or achievements expressed or implied by the forward-looking statements. These risks, uncertainties and assumptions include, but are not limited to, the risks outlined in Section 5. Given these uncertainties, investors are cautioned not to place undue reliance on such forward-looking statements in this Prospectus. In addition, except as required by law, and then only to the extent required by law, neither the Company nor any other person warrants the future performance of the Company, the future performance of the Securities, the correctness of the assumptions underlying the forecast financial information or any return on any investment made by you under this Prospectus.

The Company and its Directors, officers and employees disclaim any responsibility to update any risk factors or publicly announce the result of any revisions to the forward-looking statements contained in this Prospectus to reflect future developments or events, other than where required to do so by the Corporations Act or the ASX Listing Rules.

Electronic Prospectus

A read-only version of the Prospectus is available on the Company’s website at https://opthea.com. Any person accessing the electronic version of this Prospectus for the purpose of making an investment in the Company must be an Australian resident and must only access the Prospectus from within Australia. The Corporations Act prohibits any person passing onto another person an Application Form unless it is included in, or accompanied by, a hard copy of this Prospectus or it accompanies the complete and unaltered electronic version of this Prospectus. The Company will not accept a completed Application Form if it has reason to believe that the Applicant has not received a complete and unaltered copy of the Prospectus. Any person may obtain a hard copy of this Prospectus by contacting the Company prior to the Closing Date.

Risk factors

Before deciding to invest in the Company, potential investors should read the entire Prospectus. In considering the prospects for the Company, potential investors should consider the assumptions underlying the prospective financial information and the risk factors that could affect the performance of the Company. Potential investors should carefully consider these factors in light of personal circumstances (including financial and taxation issues) and seek professional advice from a stockbroker, accountant or other independent financial adviser before deciding to invest. No person named in this Prospectus, nor any other person, guarantees the performance of the Company, the repayment of capital by the Company or the payment of a return on the Shares or Securities.

Publicly available information

Information about the Company is publicly available and can be obtained from ASIC and ASX (including ASX’s website www.asx.com.au). The contents of any website or ASIC or ASX filing by the Company are not incorporated into this Prospectus and do not constitute part of the Offers. This Prospectus is intended to be read in conjunction with the publicly available information in relation to the Company which has been notified to ASX. Investors should therefore have regard to the other publicly available information in relation to the Company before making a decision whether or not to invest in Securities or the Company.

No person is authorised to give any information or to make any representation in relation to the Offers which is not contained in this Prospectus and any such information may not be relied on as having been authorised by the Directors.

Enquiries

Phone the Offer Information Line:

• 1300 850 505 (within Australia); or

• +61 3 9415 5000 (outside Australia)

between 8.30am and 5.00pm (Melbourne time) Monday to Friday (excluding public holidays) during the Offer Period for the Retail Entitlement Offer.

If you have questions about the Offers, please contact your solicitor, stockbroker, accountant and/or other professional financial adviser.

Interpretation

A number of terms and abbreviations used in this Prospectus have defined meanings which are set out in Section 8.

All references in this Prospectus to $, AUD or dollars are references to Australian currency, unless otherwise stated.

Unless otherwise stated, all references to time in this Prospectus relate to the time in Melbourne, Australia.

Chairman's Letter

Wednesday, 12 June 2024

Dear Shareholder and potential investor

As announced by the Company to ASX today, Wednesday, 12 June 2024, the Company intends to raise up to approximately $227.3 million by way of:

▪ the Entitlement Offer, being a partially underwritten pro rata accelerated non-renounceable entitlement offer of 1 new fully paid ordinary share in the Company for every 1.22 Existing Shares of up to approximately 543.3 million New Shares, to:

- Eligible Institutional Shareholders under the Institutional Entitlement Offer; and

- Eligible Retail Shareholders under the Retail Entitlement Offer,

at an issue price of $0.40 per New Share under the Entitlement Offer to raise up to approximately $217.3 million; and

▪ the Placement, being a placement of up to approximately 25.0 million new fully paid ordinary shares in the Company to institutional and sophisticated investors at an issue price of $0.40 per New Share under the Placement to raise up to approximately $10.0 million (with the ability to increase the size of the Placement at the Company’s sole discretion).

For every 3 New Shares subscribed for by participants under the Placement and Entitlement Offer, each participant will also receive, for no additional consideration, 1 option to acquire 1 Share by way of issue which will be exercisable at $1.00 per Share. The Company will apply to have the Options quoted on the ASX and the Options will expire at 5.00pm (Melbourne, Australia time) on 30 June 2026.

As an Eligible Shareholder, you can choose to take up all, part or none of your Entitlement. If you are an Eligible Retail Shareholder, if you choose to take up your full Entitlement, you may also apply for additional New Shares in excess of your Entitlement under a Top-Up Facility. The maximum number of additional New Shares that an Eligible Retail Shareholder may apply for is 25.0% of their Entitlement.

The Entitlement Offer will give all Eligible Shareholders an opportunity to apply for 1 New Share for every 1.22 Existing Shares at the Offer Price of $0.40 per New Share, being the same offer price per New Share under the Placement, while also receiving, for no additional consideration, 1 option for every 3 New Shares to raise up to approximately $217.3 million. The New Options issued under the Entitlement Offer will have the same terms as the Placement Options to be issued to participants in the Placement.

Funds raised through the Capital Raising, are intended to be used by Opthea to continue advancing the clinical development of sozinibercept for the treatment of wet AMD, including to progress the Phase 3 clinical program, CMC (chemistry, manufacturing, and controls) activities, Bologics License Application (BLA) preparations and for general corporate purposes, as well as the other purposes described in this Prospectus.

Additionally, funds received by the Company from the exercise of the Options, which are exercisable at any time prior to the Expiry Date, will be primarily used to provide further funding for the same purposes as listed above.

The Entitlement Offer is open to all Shareholders recorded as holding Shares on the Company's register of members as at 7.00pm (Melbourne, Australia time) on Friday, 14 June 2024 (and who otherwise meet the eligibility criteria set out in Section 2.6 and 2.7).

The issue of New Shares under the Entitlement Offer is partially underwritten by the Underwriter, MST Financial Services Pty Ltd. Under this underwriting arrangement, the Retail Entitlement Offer will be fully underwritten and the shortfall of the Institutional Entitlement Offer will be partially underwritten up to $30 million. In respect of this commitment, the Underwriter has entered into sub-underwriting arrangements with Regal (among others). The Placement is not underwritten.

Participation in the Entitlement Offer is completely optional, however, a Shareholder's entitlement to participate in the Entitlement Offer is non-renounceable meaning that a Shareholder's right to participate in the Entitlement Offer cannot be transferred to anyone else. If you do not take up your Entitlement, you will not be allocated New Shares (or New Options) and your Entitlements will lapse. If you do not take up your Entitlement, your proportionate equity interest in Opthea will be diluted as a result of the Entitlement Offer.

If you are eligible and wish to participate in the Retail Entitlement Offer, you should submit a BPAY® payment in accordance with the instructions on the accompanying personalised Application Form. New Zealand holders will not be able to make a payment using BPAY® and should contact the Share Registry to obtain payment details. Your application and payment must be received by no later than 5.00pm (Melbourne time) on Wednesday, 10 July 2024.

You should be aware that your own financial institution may implement earlier cut-off times with regard to electronic payment, and you should therefore take this into consideration when making payment. It is your responsibility to ensure that Application Monies submitted through BPAY® are received by 5.00pm (Melbourne time) on Wednesday, 10 July 2024.

The Board recommends that you read this Prospectus carefully, and in its entirety, before you decide whether to participate in the Offers. In particular, you should note the future market price of the Securities is uncertain and may rise or fall. This means the price you pay for New Shares under the Entitlement Offer may be either higher or lower than the Share price as traded on the ASX at the time the New Shares are issued to you under the Entitlement Offer, with the effect that the value of your investment in the Securities could rise or fall. In deciding whether to participate in the Offers, you should seek your own independent financial, legal and taxation advice in respect of the Offers. No cooling off regime applies to the acquisition of Securities under the Offers.

On behalf of the Directors, I invite you to consider participating in the Offers and thank you for your ongoing support of Opthea.

Yours sincerely,

Dr. Jeremy Levin

Board Chairman

Opthea Limited

Key Dates

Event	Date* (Melbourne, Australia Time)
Trading halt, announcement of Capital Raising and Appendix 3B Lodgement of this Prospectus with ASIC and ASX	Wednesday, 12 June 2024
Placement and Institutional Entitlement Offer opens	10:00am on Wednesday, 12 June 2024
Placement and Institutional Entitlement Offer closes	Thursday, 13 June 2024
Announcement of completion of the Placement and Institutional Entitlement Offer, trading halt lifted, existing securities recommence trading	Friday, 14 June 2024
Record Date for the Entitlement Offer	7.00pm on Friday, 14 June 2024
Retail Entitlement Offer opens	9.00am on Wednesday, 19 June 2024
Settlement of New Shares under the Placement and Institutional Entitlement Offer (including any allocated Institutional Shortfall Shares)	Thursday, 20 June 2024
Issue and commencement of trading of New Shares under the Placement and the Institutional Entitlement Offer (including any allocated Institutional Shortfall Shares)	Friday, 21 June 2024
Retail Entitlement Offer closes	5.00pm on Wednesday, 10 July 2024
Announcement of results of the Retail Entitlement Offer and notification of any Retail Shortfall	Monday, 15 July 2024

Settlement of New Shares under the Retail Entitlement Offer (including any allocated Retail Shortfall Shares)	Tuesday, 16 July 2024
Allotment of New Shares under the Retail Entitlement Offer (including any Retail Shortfall Shares) and Options	Wednesday, 17 July 2024
Commencement of trading of New Shares issued under the Retail Entitlement Offer and Options on ASX	Thursday, 18 July 2024
Dispatch of holding statements for New Shares issued under the Retail Entitlement Offer and Options	Friday, 19 July 2024

* The timetable is indicative only and subject to change. The Company retains the discretion, subject to the ASX Listing Rules and the Corporations Act, to alter any or all of these key dates at its discretion (generally or in particular cases), without prior notice, including extending the Closing Date or to withdraw the Offers without prior notice. Applicants are encouraged to submit their Application Forms as soon as possible.

1. INVESTMENT OVERVIEW

The below information is a selective overview of the key information for potential investors. Potential investors should read the Prospectus in full before deciding to invest in Securities.

Topic	Summary	Where to find more information
What is the Entitlement Offer?

The Entitlement Offer is a pro-rata accelerated non-renounceable entitlement offer of New Shares (and New Options) in the Company.

Under the Entitlement Offer, all Eligible Shareholders are being offered the opportunity to subscribe for 1 New Share for every 1.22 Existing Shares held on the Record Date and 1 New Option for every 3 New Shares issued, free of brokerage or other transaction costs.

The Entitlement Offer consists of the:

(a) Institutional Entitlement Offer: Eligible Institutional Shareholders will be given the opportunity to take up all or part of their Entitlement. Entitlements under the Institutional Entitlement Offer are non-renounceable. The Lead Manager will provide all Eligible Institutional Shareholders with details of the Institutional Entitlement Offer and how to apply under the Institutional Entitlement Offer at the commencement of the Institutional Entitlement Offer.

(b) Retail Entitlement Offer: Eligible Retail Shareholders will be given the opportunity to take up all or part of their Entitlement. Retail Entitlements are also non-renounceable. Eligible Retail Shareholders who take up their full Entitlement may also apply for additional New Shares at the same Offer Price of $0.40 per New Share (Top-Up Facility). Further details on how to take up your Entitlement and additional New Shares under the Top-Up Facility are contained in Section 2.9 and the personalised Application Form.

The Entitlement Offer is non-renounceable. This means that Eligible Shareholders who do not take up their Entitlements by the relevant Closing Date, will not receive any payment or value for those Entitlements, and their proportionate equity interest in the Company will be diluted.

The Company reserves the right to modify or terminate the Entitlement Offer at any time, including closing the Entitlement Offer early (see Section 2.5). The Company will notify the ASX

Sections 2.1, 2.5, 2.12 and 2.24

Topic	Summary	Where to find more information
of any modification to, or termination of, the Entitlement Offer.
What is the Offer Price?	The Offer Price is $0.40 per New Share, being the same offer price per New Share under the Placement. The Options will be issued for no additional consideration.	Section 2.1 and 2.4
How many new securities will be issued under the Entitlement Offer?	The number of New Shares that will be issued under the Entitlement Offer (including any Shortfall) is up to 543,285,766.	Section 2.1
Who is eligible to participate in the Entitlement Offer?

The Institutional Entitlement Offer is made to Eligible Institutional Shareholders only. An Eligible Institutional Shareholder under this Prospectus is any Shareholder as at the Record Date who is an Institutional Investor and who the Lead Manager, in agreement with the Company, determines may receive an offer on behalf of the Company under the Institutional Entitlement Offer.

Only Eligible Retail Shareholders are entitled to participate in the Retail Entitlement Offer. An Eligible Retail Shareholder is a person:

▪ who is a registered holder of Shares as at 7.00pm (Melbourne time) on Friday, 14 June 2024 (being the record date for the Entitlement Offer);

▪ whose registered address is in Australia or New Zealand, or are, in the opinion of the Company, otherwise eligible under all applicable securities laws to receive an offer of New Shares (and New Options) under the Entitlement Offer;

▪ who is not an Eligible Institutional Shareholder;

▪ who is not in the United States nor acting for the account or benefit of a person in the United States or elsewhere outside of Australia or New Zealand; and

▪ who does not hold Shares on behalf of another person who resides outside of Australia or New Zealand (unless they hold Shares in an eligible capacity).

If you are not an Eligible Retail Shareholder, you are not able to participate in the Retail Entitlement Offer.

Section 2.6 and 2.7

Topic	Summary	Where to find more information

The Company may (in its absolute discretion) extend the Retail Entitlement Offer to any Shareholder in other foreign jurisdictions (subject to compliance with applicable laws).

Custodians and nominees holding Shares on behalf of one or more beneficial holders should refer to Section 2.18. For the avoidance of doubt, holders of the Company’s American Depositary Shares (ADSs) (Nasdaq: OPT) are not eligible to participate in the Entitlement Offer or receive Options.

What are the alternatives for Eligible Shareholders under the Entitlement Offer?

The Entitlement Offer is non-renounceable so you cannot trade your Entitlements. As an Eligible Shareholder, you may:

(a) take up all of your Entitlements and, if you are an Eligible Retail Shareholder, apply for additional New Shares above your Entitlement under the Top-Up Facility;

(b) take up part of your Entitlements, and allow the balance of your Entitlements to lapse; or

(c) allow all of your Entitlements to lapse.

Section 2.12
Is the Entitlement Offer conditional?

The issue of New Shares (and New Options) under the Entitlement Offer is not conditional on Shareholder approval and will not count towards the Company’s placement capacity in ASX Listing Rule 7.1 as it falls under the exemption in ASX Listing Rule 7.2.

Section 2.1
Is the Entitlement Offer underwritten?

The issue of New Shares (and New Options) under the Entitlement Offer is partially underwritten. These underwriting arrangements consist of:

(a) a full underwriting of the Retail Entitlement Offer; and

(b) an underwriting of part of the shortfall of the Institutional Entitlement Offer of up to $30 million.

The underwriting is subject to the terms and conditions of the Underwriting Agreement, which are summarised in Section 2.10 and 2.17.

Section 2.9, 2.10, 2.11 and 2.17
How will Shortfall be allocated?

In order to maximise the level of take-up under the Entitlement Offer and also reduce the scope for the Entitlement Offer to impact control of the Company, the Entitlement Offer includes the following Shortfall dispersion mechanisms:

(a) (Top-Up Facility) Eligible Retail Shareholders who take

Section 2.9

Topic	Summary	Where to find more information

up their Entitlement in full may also apply for additional New Shares at the same Offer Price of $0.40 per New Share (Top-Up Facility). The maximum number of additional New Shares that an Eligible Retail Shareholder may apply for under the Top-Up Facility is 25.0% of their Entitlement. Further details for Eligible Retail Shareholders on how to take up your Entitlement and additional New Shares under the Top-Up Facility are contained in Section 2.9 and the personalised Application Form.

Allocations of New Shares under the Top-Up Facility are at the discretion of Opthea. Additional New Shares under the Top-Up Facility will be issued to Eligible Retail Shareholders that have applied for additional New Shares in priority to and before any allocation of the Retail Shortfall is made to the Underwriter and any sub-underwriters (including Regal). Such New Shares are to be drawn from the Retail Shortfall together with Entitlements of any Ineligible Foreign Retail Shareholders. Accordingly, allocations available to be made under the Top-Up Facility will depend upon the extent to which Eligible Retail Shareholders take up their Entitlements under the Retail Entitlement Offer and the number of Ineligible Foreign Retail Shareholders. If the number of additional New Shares for which applications are received under the Top-Up Facility exceeds the number of New Shares available for allocation under the Top-Up Facility, then Opthea may apply any scaleback in its discretion, which may include having regard to the pro rata Entitlement of Eligible Retail Shareholders who apply for additional New Shares. New Shares allocated under the Top-Up Facility will be issued at the same time as other New Shares under the Retail Entitlement Offer.

For the avoidance of doubt, Eligible Retail Shareholders who are issued additional New Shares will also receive, for no additional consideration, 1 New Option for every 3 additional New Shares.

(b) (Institutional Shortfall Bookbuild) Following completion of the Institutional Entitlement Offer (and after acceptances by Eligible Institutional Shareholders), the Lead Manager and the Company in agreement will determine the number of any Institutional Shortfall Shares. These Institutional Shortfall Shares together with Entitlements of any Ineligible Foreign Institutional Shareholders will be offered at the Offer Price to new and existing institutional and sophisticated investors in the Institutional Shortfall Bookbuild which is intended to be a bookbuild as to volume only. To the extent there is any shortfall following the Institutional Shortfall Bookbuild, it will be taken up, to the extent agreed, by the Underwriter and in turn by any sub-underwriters to the Institutional

Topic	Summary	Where to find more information

Entitlement Offer (including Regal). Allocations of such shortfall will only be made to Regal as sub-underwriter after allocations have been made to any other sub-underwriters that may have been appointed (up to their sub-underwriting commitments).

(c) (Retail Shortfall) Following completion of the Retail Entitlement Offer (and after acceptances by Eligible Retail Shareholders and allocation of any additional New Shares under the Top-Up Facility), the Lead Manager and the Company will determine the number of any Retail Shortfall Shares. To the extent there is any Retail Shortfall, it will be taken up by the Underwriter and in turn by any sub-underwriters to the Retail Entitlement Offer (including Regal). Allocations of Retail Shortfall Shares will only be made to Regal as sub-underwriter after allocations have been made to any other sub-underwriters that have been appointed (up to their sub-underwriting commitments).

(d) (Shortfall allocation policy) Subject to the terms of the Underwriting Agreement, any Shortfall will be allocated by the Company in consultation with the Lead Manager having regard to the guidance relating to dispersion strategies set out in the Takeovers Panel’s Guidance Note 17 and in accordance with the allocation policy described in Section 2.9.

Do I have to participate in the Entitlement Offer?

No. Participation in the Entitlement Offer is optional. The Entitlement Offer is non-renounceable. This means that Eligible Shareholders who do not take up their Entitlements by 5.00pm (Melbourne time) on Wednesday, 10 July 2024, will not receive any payment or value for those Entitlements, and their proportionate equity interest in the Company will be diluted.

Section 2.6 and 2.7
Can I transfer my Entitlement to participate in the Entitlement Offer?	No. You cannot transfer your right to purchase New Shares and receive New Options under the Entitlement Offer to anyone else.	Sections 2.12 and 2.14
How many New Shares will I receive if I participate in the Entitlement Offer?	Under the Entitlement Offer, Eligible Shareholders may subscribe for 1 New Share for every 1.22 Existing Shares held on the Record Date.	Section 2.1
Can I withdraw my	Cooling off rights do not apply to an investment in New Shares (or New Options) under the Entitlement Offer. You cannot	Section 2.12

Topic	Summary	Where to find more information
Application?	withdraw your Application or payment once it has been accepted, unless permitted to do so in accordance with the Corporations Act.
What is the effect on the control of the Company?

The maximum number of New Shares that could be issued pursuant to the Entitlement Offer and the Placement (assuming it is not upsized) is 568,285,766. This equates to approximately 46.2% of all the issued Shares in the Company immediately following completion of the Entitlement Offer and the Placement (assuming that maximum number of Shares is issued).

Item 13 of section 611 of the Corporations Act provides an exception to the takeover restrictions where a person underwrites or sub-underwrites an issue of securities under a prospectus or other disclosure document, and where the prospectus discloses the effect that this would have on the person’s voting power in the company.

Regal has informed the Company that its current voting power in the Company is 23.56% (constituted by holdings of 132,902,835 ordinary shares and 2,907,403 ADSs) and Regal has agreed to sub-underwrite the Retail Entitlement Offer in full and part of the shortfall of the Institutional Entitlement Offer (up to $30.0 million) (see Section 2.11 for further details). Through its participation in the Entitlement Offer, and any subscription of New Shares as a sub-underwriter of the Entitlement Offer, it is likely that the percentage shareholding of Regal will increase. It is not possible to determine at this stage the extent of that increase and Regal will need to comply with the provisions of Chapter 6 of the Corporations Act. See Section 4.6 below for further details of the potential impact the Entitlement Offer may have on the control of the Company.

The Shortfall dispersion mechanisms as described in Section 2.9 are intended to minimise the potential control implications of the Entitlement Offer.

Section 4.6
How many New Options will I receive if I participate in the Entitlement Offer?	You will receive 1 New Option for every 3 New Shares issued to you under the Entitlement Offer.	Section 2.1
What are the terms of the New Options?

Each New Option is offered for no additional consideration and is exercisable at a price of $1.00 until the expiry date of 5.00pm (Melbourne time) on 30 June 2026.

The Company has applied or will apply for quotation of the

Section 6.7

Topic	Summary	Where to find more information
New Options on the ASX. The full terms of the New Options are set out in Section 6.7.
What is the purpose of the funds raised under the Entitlement Offer?

The Entitlement Offer is being undertaken to raise capital of approximately up to $217.3 million. The purpose of the Entitlement Offer is to raise funds to continue advancing the clinical development of sozinibercept for the treatment of wet AMD, including to progress the Phase 3 clinical program, CMC (chemistry, manufacturing, and controls) activities, Biologics License Application (BLA) preparations, and for general corporate purposes, as well as the other purposes described in this Prospectus.

The effect of the Entitlement Offer on the Company is set out in Section 4.

Section 4
Do I have to pay brokerage on the New Shares and New Options?	No brokerage, commission or other participation costs are payable by you in respect of the acquisition of New Shares and New Options under the Entitlement Offer.	Section 2.23
What are the risks of subscribing for New Shares and New Options under this Prospectus?

New Shares and New Options offered under this Prospectus should be considered speculative and an investment in the Company is subject to a range of risks, including (but not limited to):

▪ future capital requirements;

▪ going concern;

▪ underwriting risk;

▪ Development Funding Agreement;

▪ access to capital;

▪ clinical development;

▪ clinical data;

▪ research and development activities;

▪ regulatory approval;

▪ competition;

Section 5

Topic	Summary	Where to find more information

▪ intellectual property;

▪ manufacturing;

▪ commercialisation;

▪ health epidemics;

▪ reliance on third parties including agents, suppliers, distributors, contractors and joint venture partners;

▪ reliance on key personnel;

▪ commercial risk;

▪ information technology;

▪ insurance and uninsured risks;

▪ product safety and efficacy;

▪ litigation;

▪ effects of Offers on control;

▪ New Options;

▪ dilution risk.

Further details on the risks associated with an investment in the Company are set out in Section 5.

What do I do if I receive more than one Application Form?

Eligible Shareholders who receive more than one Application Form under the Retail Entitlement Offer, or who are able to participate in the Retail Entitlement Offer as an underlying beneficial owner of a custodian or nominee (e.g. where an Eligible Shareholder holds Shares in more than one capacity) may apply on different Application Forms.

Sections 2.12 and 2.18
How do I participate in the Retail Entitlement Offer?

If you are an Eligible Retail Shareholder and wish to take up New Shares and New Options under the Retail Entitlement Offer, you need to pay by BPAY® so that your payment is received by the Company before 5.00pm (Melbourne time) on the Closing Date.

If you are paying by BPAY® you do not need to submit the accompanying personalised Application Form. It is the responsibility of the Applicant to ensure that funds submitted through BPAY® are received by the Closing Date. Applicants

Section 2.12

Topic	Summary	Where to find more information

should be aware that their own financial institution may implement earlier cut-off times with regards to electronic payment, and should therefore take that into consideration when making payment. New Zealand Shareholders will not be able to make a payment using BPAY® and should contact the Share Registry to obtain payment details.

When will I receive my New Shares and New Options?

▪ Institutional Entitlement Offer: New Shares under the Institutional Entitlement Offer are expected to be issued on Friday, 21 June 2024. New Options in respect of the Institutional Entitlement Offer will be issued at the same time as New Options under the Retail Entitlement Offer.

▪ Retail Entitlement Offer: New Shares and New Options under the Retail Entitlement Offer are expected to be issued on Wednesday, 17 July 2024. Holding statements are expected to be sent to successful Applicants shortly after the issue of the New Shares and New Options.

Section 2.20
When can I trade my New Shares and New Options?

▪ Institutional Entitlement Offer: it is expected that New Shares issued under the Institutional Entitlement Offer will commence trading on the ASX on Friday, 21 June 2024. It is expected that New Options issued under the Institutional Entitlement Offer will commence trading on the ASX on Thursday, 18 July 2024.

▪ Retail Entitlement Offer: it is expected that New Shares and New Options issued under the Retail Entitlement Offer will commence trading on the ASX on Thursday, 18 July 2024.

You should confirm your shareholding before trading any New Shares and/or New Options you believe you have acquired under this Prospectus.

Section 2.20
What are the rights and liabilities attaching to the New Shares issued under the Entitlement Offer?	New Shares issued under the Entitlement Offer will rank equally in all respects with Existing Shares. The rights and liabilities attaching to the New Shares are set out in Section 6.6.	Section 6.6
What are the rights and liabilities attaching to the New Options issued under this Prospectus?	The rights and liabilities attaching to the New Options are set out in Section 6.7.	Section 6.7

Topic	Summary	Where to find more information
How can Eligible Shareholders obtain further information?

If you would like further information you can:

▪ phone the Offer Information Line on:

• 1300 850 505 (within Australia)

• +61 3 9415 5000 (outside Australia)

between 8.30am and 5.00pm (Melbourne time) Monday to Friday (excluding public holidays) during the Offer Period for the Retail Entitlement Offer;

▪ contact your stockbroker, accountant, solicitor and/or other professional adviser; and/or

▪ visit the Company's website at https://opthea.com

N/A

Placement Option Offer

Topic	Summary	Where to find more information
What is the Placement Option Offer?	Participants in the Placement will receive 1 Placement Option for every 3 New Shares issued to that participant under the Placement, free of brokerage or other transaction costs.	Sections 3.1 and 3.2
What is the offer price for the Placement Option Offer?	The Placement Options will be issued for no additional consideration.	Section 3.2
Am I eligible to participate in the Placement Option Offer?	Only participants in the Placement are entitled to participate in the Placement Option Offer.	Section 3.4
Is the Placement Option Offer underwritten?	The Placement Option Offer is not underwritten.	Section 3.7
Can I transfer my entitlement to participate in the Placement Option Offer?	No. You cannot transfer your right to acquire Placement Options under the Placement Option Offer to anyone else.	Section 3.1
How many Placement Options will I Receive if I Participate in the Placement Option Offer?	Participants in the Placement will receive 1 Placement Option for every 3 New Shares received under the Placement.	Sections 3.1 and 3.4
What are the terms of the Placement Options?

Each Placement Option is offered for no additional consideration and is exercisable at a price of $1.00 until the expiry date at 5.00pm (Melbourne time) on 30 June 2026.

The Company has applied or will apply for quotation of the Placement Options on the ASX.

The full terms of the Placement Options are set out in Section 6.7.

Sections 3.1, 3.2 and 6.7

Topic	Summary	Where to find more information
How do I participate in the Placement Option Offer?

If, and to the extent, you successfully participate in the Placement, no action is required from you to take up the Placement Options under the Placement Option Offer. The Placement Options will be issued to you on Wednesday, 17 July 2024.

Section 3.5
When will I receive my Placement Options?

Placement Options are expected to be issued to successful participants in the Placement Option Offer on Wednesday, 17 July 2024. Holding statements are expected to be sent to successful Applicants shortly after the issue of the Placement Options.

Section 3.9
What are the rights and liabilities attaching to the Placement Options?	The rights and liabilities attaching to the Placement Options are set out in Section 6.7.	Section 6.7
How can participants in the Placement Option Offer obtain further information?

If you would like further information you can:

 phone the Offer Information Line on:

 1300 850 505 (within Australia); or

 +61 3 9415 5000 (outside Australia)

between 8.30am and 5.00pm (Melbourne time) Monday to Friday (excluding public holidays) during the Offer Period for the Retail Entitlement Offer;

 contact your stockbroker, accountant, solicitor and/or other professional adviser; and/or

 visit the Company's website at https://opthea.com

N/A

2. DETAILS OF THE ENTITLEMENT OFFER

2.1 The Entitlement Offer

Under this Prospectus, the Company invites each Eligible Shareholder to participate in a pro-rata accelerated non-renounceable entitlement offer of up to approximately 543.3 million New Shares on the basis of 1 New Share for every 1.22 Existing Shares held on the Record Date at an issue price of $0.40 per New Share and 1 New Option for every 3 New Shares issued, for the purpose of raising up to approximately $217.3 million, free of brokerage or other transaction costs.

The Entitlement Offer has two components, namely:

(a) the Institutional Entitlement Offer that is expected to raise up to approximately $162.3 million, being an offer to Eligible Institutional Shareholders; and

(b) the Retail Entitlement Offer that is expected to raise approximately $55.0 million, being an offer to Eligible Retail Shareholders.

The Entitlement Offer is non-renounceable. This means that Eligible Shareholders who do not take up their Entitlements by the relevant Closing Date (for Eligible Retail Shareholders this is 5.00pm (Melbourne time) on Wednesday, 10 July 2024), will not receive any payment or value for those Entitlements, and their proportionate equity interest in the Company will be diluted.

Any fractional entitlements will be rounded to the nearest whole number of New Shares or New Options (as applicable).

The Entitlement Offer is partially underwritten by the Underwriter. Further details regarding the Underwriting Agreement are set out in Sections 2.10 and 2.17.

All New Shares offered under this Prospectus will rank equally with the Existing Shares on issue as at their date of issue. The material rights and liabilities attaching to the New Shares and New Options are set out in Section 6.6 and Section 6.7 respectively.

The purpose of the Entitlement Offer and the intended use of funds raised are set out in Section 4.

2.2 Institutional Entitlement Offer

The Company will conduct the Institutional Entitlement Offer during the period set out in the “Important Dates” Section above. The Lead Manager will provide Eligible Institutional Shareholders with the details of their Entitlements and how to apply under the Institutional Entitlement Offer at the commencement of the Institutional Entitlement Offer.

The New Shares offered under the Institutional Entitlement Offer, are expected to be issued on Friday, 21 June 2024. The New Options offered under the Institutional Entitlement Offer, are expected to be issued on Wednesday, 17 July 2024.

2.3 Retail Entitlement Offer

Eligible Retail Shareholders are being offered to the opportunity to subscribe for all or part of their Entitlement, being 1 New Share for each existing 1.22 Share held at the Record Date, at the Offer Price per New Share, under the Retail Entitlement Offer. For every 3 New Shares issued under the Retail Entitlement Offer, 1 New Option will be issued, free of brokerage or other transaction costs.

The Retail Entitlement Offer will open on Wednesday, 19 June 2024 and will close at 5.00pm (Melbourne time) on Wednesday, 10 July 2024.

Eligible Retail Shareholders who take up their full Entitlement may also apply for additional New Shares under the Top-Up Facility. The maximum number of additional New Shares that an Eligible Retail Shareholder may apply for is 25.0% of their Entitlement. Further details on how Eligible Retail Shareholders can take up their Entitlement and additional New Shares under the Top-Up Facility are contained in Sections 2.7 and 2.8 and the personalised Application Form. For the avoidance of doubt, Eligible Retail Shareholders who are issued additional New Shares under the Top-Up Facility will also receive, for no additional consideration, 1 New Option for every 3 additional New Shares.

2.4 Offer Price

Eligible Shareholders are being offered the opportunity to acquire New Shares at the same price as investors under the Placement.

The Offer Price represents a discount of:

▪ 17.5% to the closing Share price (as quoted on ASX) of $0.485 on Thursday, 6 June 2024 (being the last day on which a trade in Shares occurred prior to the Company's entry into the trading halt on Friday, 7 June 2024);

▪ 33.9% to the 30-day VWAP of Shares up to and including Thursday, 6 June 2024; and

▪ 10.3% to the ‘theoretical ex-right price’ (TERP) at which Shares should trade immediately after the ex-date of the Capital Raising and is adjusted for Shares to be issued under the Placement. TERP is a theoretical calculation only and the actual price at which Shares trade at that time will depend on many factors and may not be equal to the TERP.

2.5 Offer Period

The Company will conduct the Institutional Entitlement Offer during the period set out in the “Important Dates” Section above.

The Retail Entitlement Offer opens on 9.00am (Melbourne time) on Wednesday, 19 June 2024 and is scheduled to close at 5.00pm (Melbourne time) on Wednesday, 10 July 2024.

The Company reserves the right to:

▪ extend the Retail Entitlement Offer;

▪ close the Retail Entitlement Offer early; or

▪ withdraw the Retail Entitlement Offer,

at any time. The Company will announce to the ASX any such extension, early closure or withdrawal. Eligible Shareholders who wish to apply for New Shares and New Options under the Retail Entitlement Offer are encouraged to make their Application as soon as possible.

2.6 Participation in the Institutional Entitlement Offer

An Eligible Institutional Shareholder under this Prospectus is any Shareholder as at the Record Date who is an Institutional Investor and who the Lead Manager determines may receive an offer on behalf of the Company under the Institutional Entitlement Offer.

If you are an Eligible Institutional Shareholder, you are eligible to participate in the Institutional Entitlement Offer being conducted by the Company. An Institutional Investor on the Record Date who does not satisfy the criteria to be an Eligible Institutional Shareholder set out in this Section will not be entitled to participate in the Institutional Entitlement Offer.

Joint holders of Shares will be taken to be a single registered holder of Shares for the purposes of determining whether they are an Eligible Shareholder.

The Company reserves the right to reject any Application for New Shares and New Options under this Prospectus to the extent it considers that the Application (whether alone or in conjunction with other Applications) does not comply with these requirements.

2.7 Participation in the Retail Entitlement Offer

Participation in the Retail Entitlement Offer is optional, subject to the eligibility criteria set out below and the terms and conditions of this Prospectus.

The Retail Entitlement Offer is only open to Eligible Retail Shareholders. An eligible retail shareholder is a person who:

▪ is registered as the holder of Shares as at 7.00pm (Melbourne time) on the Record Date;

▪ has a registered address in Australia or New Zealand, or are, in the opinion of the Company, otherwise eligible under all applicable securities laws to receive an offer of New Shares (and New Options) under the Entitlement Offer;

▪ who is not an Eligible Institutional Shareholder;

▪ is not in the United States nor acting for the account or benefit of a person in the United States or elsewhere outside of Australia or New Zealand; and

▪ does not hold Shares on behalf of another person who resides outside of Australia or New Zealand (unless they hold Shares in another eligible capacity),

(Eligible Retail Shareholder).

Joint holders of Shares will be taken to be a single registered holder of Shares for the purposes of determining whether they are an Eligible Shareholder.

The Company reserves the right to reject any Application for New Shares and New Options under this Prospectus to the extent it considers that the Application (whether alone or in conjunction with other Applications) does not comply with these requirements.

If you are in any doubt about the Retail Entitlement Offer, whether you should participate in the Retail Entitlement Offer or how such participation will affect you, you should seek independent financial and taxation advice before making a decision as to whether or not to take up any New Shares and New Options under the Retail Entitlement Offer.

2.8 Ineligible Foreign Shareholders

The Entitlement Offer is not being extended to anyone who is not an Eligible Shareholder (Ineligible Foreign Shareholders). The Company has determined pursuant to ASX Listing Rule 7.7.1 that:

(a) making the Institutional Entitlement Offer to Shareholders with a registered address outside of

Australia, New Zealand, the European Union (excluding Austria), Hong Kong, Israel, Singapore, South Africa, the United Kingdom or in the United States other than Shareholders who are Qualified Institutional Buyers or Eligible U.S. Fund Managers; and

(b) making the Retail Entitlement Offer to Shareholders with a registered address outside Australia and New Zealand,

is not reasonable in the circumstances, taking into account:

(c) the number of Shareholders outside such jurisdictions;

(d) the number and value of the securities to be offered to Shareholders outside of such jurisdictions; and

(e) the cost of complying with the legal requirements and requirements of regulatory authorities in the overseas jurisdictions.

Accordingly, the Company is not required to, and does not, make offers under the Prospectus to Shareholders outside of the above jurisdictions unless, in the opinion of the Company, that Shareholder would be eligible under all applicable securities laws to receive an offer of New Shares and New Options under the Entitlement Offer. The Company may (in its absolute discretion) extend the Entitlement Offer to any Shareholder in other foreign jurisdictions (subject to compliance with applicable laws). The Entitlement Offer is not available to any ineligible person in the United States or any person acting for the account or benefit of a person in the United States. For the avoidance of doubt, holders of the Company’s ADSs are not eligible to participate in the Entitlement Offer or receive Options. The Company will notify all Ineligible Foreign Shareholders of the Entitlement Offer and advise that the Company is not extending the Entitlement Offer to those Shareholders.

2.9 Shortfall dispersion mechanisms

In order to maximise the level of take-up under the Entitlement Offer and also reduce the scope for the Entitlement Offer to impact control, the Entitlement Offer includes the following Shortfall dispersion mechanisms:

Top-Up Facility

Eligible Retail Shareholders who take up their Entitlement in full may also apply for additional New Shares at the same Offer Price of $0.40 per New Share under the Top-Up Facility. The maximum number of additional New Shares that an Eligible Retail Shareholder may apply for under the Top-Up Facility is 25.0% of their Entitlement.

Allocations of New Shares under the Top-Up Facility are at the discretion of Opthea (as is the right to issue any shortfall under the Retail Entitlement Offer). Additional New Shares under the Top-Up Facility will be issued to Eligible Retail Shareholders that have applied for additional New Shares in priority to and before any allocation of the Retail Shortfall is made to the Underwriter and any sub-underwriters (including Regal). Such New Shares are to be drawn from the Retail Shortfall together with Entitlements of any Ineligible Foreign Retail Shareholders. Accordingly, allocations available to be made under the Top-Up Facility will depend upon the extent to which Eligible Shareholders take up their Entitlements under the Retail Entitlement Offer and the number of Ineligible Foreign Retail Shareholders. If the number of additional New Shares for which applications are received under the Top-Up Facility exceeds the number of New Shares available for allocation under the Top-Up Facility, then Opthea may apply any scaleback in its discretion, which may include having regard to the pro rata Entitlement of Eligible Retail Shareholders who apply for additional New Shares. New Shares allocated under the Top-Up Facility will be issued at the same time as other New Shares under the Retail Entitlement Offer.

For the avoidance of doubt, Eligible Retail Shareholders who are issued additional New Shares under the Top-Up Facility will also receive, for no additional consideration, 1 New Option for every 3 additional New Shares.

Institutional Shortfall Bookbuild

Following completion of the Institutional Entitlement Offer (and after acceptances by Eligible Institutional Shareholders), the Lead Manager and the Company in agreement will determine the number of any Institutional Shortfall Shares. These Institutional Shortfall Shares together with Entitlements of any Ineligible Foreign Institutional Shareholders will be offered at the Offer Price to new and existing institutional and sophisticated investors in a bookbuild process (the Institutional Shortfall Bookbuild) which is intended to be a bookbuild as to volume only. To the extent there is any shortfall following the Institutional Shortfall Bookbuild, it will be taken up by the Underwriter and in turn by any sub-underwriters to the Institutional Entitlement Offer (including Regal). Allocations of Institutional Shortfall Shares will only be made to Regal as sub-underwriter after allocations have been made to any other sub-underwriters that may have been appointed (up to their sub-underwriting commitments).

Retail Shortfall

Following completion of the Retail Entitlement Offer (and after acceptances by Eligible Retail Shareholders and allocation of any additional New Shares under the Top-Up Facility), the Lead Manager and the Company will determine the number of any Retail Shortfall Shares.

To the extent there is any Retail Shortfall, it will be taken up by the Underwriter and in turn by any sub-underwriters to the Retail Entitlement Offer (including Regal). Allocations of Retail Shortfall Shares will only be made to Regal as sub-underwriter after allocations have been made to any other sub-underwriters that have been appointed (up to their sub-underwriting commitments).

Shortfall allocation policy

Pursuant to the terms of the Underwriting Agreement, any Shortfall Shares will be allocated by the Company in consultation with the Lead Manager having regard to the guidance relating to dispersion strategies set out in the Takeovers Panel’s Guidance Note 17 and in accordance with the allocation policy described in this Section.

Consistent with the above, it is the intention that the Shortfall allocation policy will result in any Shortfall being allocated in the following order of priority:

(i) in the Retail Entitlement Offer, additional New Shares (and New Options) under the Top-Up Facility; followed by

(ii) any sub-underwriters to the Institutional Entitlement Offer or the Retail Entitlement Offer (as the case may be), with allocation of any Institutional Shortfall Shares or Retail Shortfall Shares (as the case may be) only being allocated to Regal as sub-underwriter after allocations have been made to any other sub-underwriters that may have been appointed (up to their sub-underwriting commitments), and noting that the Underwriter has been instructed to seek sub-underwriting as widely as possible, in order to minimise the potential control implications of the Entitlement Offer.

2.10 Underwriting

The issue of New Shares (and New Options) under the Entitlement Offer is partially underwritten by the Underwriter, MST Financial Services Pty Ltd, subject to the terms and conditions of the Underwriting Agreement. Under these underwriting arrangements:

(i) the Retail Entitlement Offer is underwritten in full; and

(ii) the shortfall of the Institutional Entitlement offer is underwritten in part (up to $30 million).

Please refer to Section 2.17 for further details in relation to the Underwriting Agreement. The Underwriter may appoint sub-underwriters.

It is important to note that the Underwriter will be acting for, and providing services to, the Company in relation to the Entitlement Offer and will not be acting for or providing services to Shareholders. The Underwriter has been engaged solely as an independent contractor and is acting solely in a contractual relationship on an arm’s length basis with the Company. The engagement of the Underwriter by the Company is not intended to create any agency or other relationship between the Underwriter and Shareholders.

2.11 Sub-underwriting

The Underwriter has entered into sub-underwriting arrangements with Regal (among others), who has agreed to sub-underwrite in part the Entitlement Offer.

Regal will receive 2% (inclusive of GST) of the amount sub-underwritten for sub-underwriting the agreed amount under the Entitlement Offer.

There are no significant events that could lead to a sub-underwriter (including Regal) to terminate its sub-underwriting agreement with the Underwriter, other than termination of the Underwriting Agreement between the Company and the Underwriter (as summarised in Section 2.17 of this Prospectus).

As noted in Section 2.9 above, the Underwriter has been instructed to seek sub-underwriting as widely as possible, in order to minimise the potential control implications of the Entitlement Offer.

2.12 Applications

Under the Entitlement Offer, Eligible Shareholders may subscribe for 1 New Share for every 1.22 Existing Shares held on the Record Date and 1 New Option for every 3 New Shares issued.

If you are an Eligible Shareholder you may:

▪ take up all of your Entitlement (and, if you are an Eligible Retail Shareholder, if you take up your Entitlement in full, you may apply for additional New Shares under the Top-Up Facility);

▪ take up part of your Entitlement and allow the balance to lapse; or

▪ decline to exercise your Entitlement, in which case your Entitlement will lapse and you will receive no value for those lapsed Entitlements.

If you are an Eligible Shareholder and wish to take up all or part of your Entitlement, or if you are an Eligible Retail Shareholder and you wish to also apply for additional New Shares, you should:

▪ read this Prospectus and the accompanying Application Form in full;

▪ consider the risks associated with the Entitlement Offer, as summarised in Section 5 of this Prospectus, in light of your personal circumstances;

▪ decide whether to participate in the Entitlement Offer; and

▪ make payment and apply for New Shares (for Eligible Retail Shareholders in accordance with Section 2.13).

Any fractional entitlements will be rounded to the nearest whole number of New Shares or New Options (as applicable).

Any amounts received by Eligible Retail Shareholders in excess of the Offer Price multiplied by their Entitlement may be treated as an Application to apply for as many additional New Shares as their Application Monies will pay for in full. Any Application Monies received for more than an Applicant’s final allocation of New Shares (and only where the amount is $5.00 or greater) will be refunded, without interest.

Eligible Retail Shareholders cannot withdraw or revoke your Application once you have paid via BPAY®.

If an Eligible Shareholder holds Shares as a custodian or nominee, the Entitlement Offer is also being made to the custodian or nominee and, subject to certain conditions, the custodian or nominee has the discretion to extend the Offer to the relevant beneficiaries. Please refer to Section 2.18 for further details.

2.13 Payment of Application Monies – Eligible Retail Shareholders

For payment by BPAY®, please follow the instructions on the accompanying personalised Application Form. You can only make a payment via BPAY® if you are the holder of an account with an Australian financial institution that supports BPAY® transactions. Please note that if you pay by BPAY® you do not need to submit the accompanying personalised Application Form but are taken to have made the declarations in that Application Form.

New Zealand holders will not be able to make a payment using BPAY® and should contact the Share Registry to obtain payment details.

Any amounts received in excess of the Offer Price multiplied by your Entitlement may be treated as an Application to apply for as many additional New Shares as your Application Monies will pay for in full.

It is your responsibility to ensure that your BPAY® payment is received by the Share Registry by no later than 5.00pm (Melbourne time) on the Closing Date. You should be aware that your financial institution may implement earlier cut-off times with regards to electronic payment and you should therefore take this into consideration when making payment. No interest will be paid on any application monies received or refunded.

2.14 Declining all or part of your Entitlement

If you decide not to take up all or part of your Entitlement, the Entitlement which is unexercised will lapse and may be taken up by the Underwriter (or by persons they nominate, including any potential sub-underwriters). Your Entitlement to participate in the Entitlement Offer is non- renounceable and cannot be traded on the ASX nor any other financial markets, nor can it be privately transferred.

If you decide not to participate in the Entitlement Offer, you do not need to fill out or return the accompanying Application Form. By allowing your Entitlement to lapse, you will forgo any exposure to increases or decreases in the value of the New Shares and New Options had you taken up your Entitlement and you will not receive any value for your Entitlement. Your proportionate interest in Opthea will also be diluted by the extent that New Shares are issued under the Entitlement Offer.

2.15 Ineligible Foreign Shareholders

If you are an Ineligible Foreign Shareholder, you may not take up any of, or do anything in relation to, your Entitlement under the Entitlement Offer.

2.16 Effect of making an Application

If you apply for New Shares and New Options under the Entitlement Offer or make a payment by BPAY®, you:

▪ will be deemed to have represented and warranted (for the benefit of the Company, the Underwriter and their respective related bodies corporate) that you are an Eligible Shareholder, that you have read and understood the terms and conditions of participating in the Entitlement Offer as set out in this Prospectus and the accompanying Application Form, that you subscribe for New Shares and New Options in accordance with those terms and conditions and that you agree to be bound by the Constitution as in force from time to time;

▪ declare that all details and statements in the accompanying Application Form are true, complete and not misleading;

▪ declare that you are or were the registered holder(s) at the Record Date of the Shares indicated on the Application Form as being held by you on the Record Date;

▪ acknowledge that you have not been provided with investment advice or financial product advice by the Company or its Directors and have made your own enquiries before making an investment decision;

▪ agree that your Application is made on the terms and conditions of the Entitlement Offer set out in this Prospectus, the accompanying Application Form and the Constitution;

▪ accept that you will not be able to withdraw or revoke your Application or BPAY® payment once you have sent it in (or paid it, as the case may be);

▪ acknowledge that the Company may at any time determine that your Application is valid, in accordance with the terms and conditions set out in this Prospectus, even if the Application is incomplete, contains errors or is otherwise defective;

▪ accept the risk associated with any refund that may be sent to you by direct credit or cheque to your address shown on the Company's register of members;

▪ acknowledge the “Key Risks” in Section 5 of this Prospectus, and that investments in Opthea are subject to risk;

▪ acknowledge that the Company is not liable for any exercise of its discretions referred to in this Prospectus;

▪ are in compliance with all relevant laws and regulations (including, without limitation, section 1043A of the Corporations Act and laws and regulations designed to restrict terrorism financing and/or money laundering);

▪ acknowledge that the market price of the Securities may rise or fall between the date on which the Entitlement Offer opens and the date of issue of the Securities to you under the Offers and that the price you pay per Security under the Offers may exceed the market price of the Securities at the time the Securities are issued to you under the Offers;

▪ represent and warrant that, if you are in the United States, you are a Qualified Institutional Buyer or an Eligible U.S. Fund Managers, and if you are not in the United States, you are not acting for the account or benefit of a person in the United States (or, in the event that you are acting for the account or benefit of a person in the United States, you are not participating in the Entitlement Offer in respect of that person);

▪ acknowledge that the New Shares and New Options have not been, and will not be, registered under the US Securities Act or the securities laws of any state or other jurisdictions in the United States and accordingly, the New Shares and New Options may not be offered or sold except in accordance with an available exemption from, or in a transaction not subject to, the registration requirements of the US Securities Act and any other applicable US state securities laws;

▪ acknowledge that you have not and will not send this Prospectus or any other document relating to the Entitlement Offer to any person in the United States or elsewhere outside of Australia or New Zealand, except nominees and custodians may send such materials to Shareholders who are eligible Institutional Investors in Permitted Jurisdictions (excluding the United States);

▪ if you are outside of Australia and New Zealand, you represent and warrant (for the benefit of Opthea, the Lead Manager and their respective related bodies corporate and affiliates) that you are in a Permitted Jurisdiction and are an Institutional Investor as defined in your Permitted Jurisdiction;

▪ represent and warrant that the law of any place does not prohibit you from being given this Prospectus and the Application Form, nor does it prohibit you from making an Application for New Shares (and New Options) or being issued New Shares (and New Options) and that you are otherwise eligible to participate in the Entitlement Offer;

▪ represent and warrant that the Corporations Act and the Listing Rules do not prohibit you from being given this Prospectus and the Application Form, nor do they prohibit you from making an Application for New Shares (and New Options) or being issued New Shares (and New Options) and that no approvals or authorisations are required to permit you to apply for New Shares (and New Options) or be issued New Shares (and New Options) (including any authorisations required by FIRB under the Foreign Acquisitions and Takeovers Act 1975 (Cth));

▪ if in the future you decide to sell or otherwise transfer the New Shares (including the ordinary shares acquired upon exercise of the New Options) and/or the New Options acquired under the Entitlement Offer you will only do so in “regular way” transactions on the ASX where neither you nor any person acting on your behalf knows, or has reason to know, that the sale has been pre-arranged with, or that the purchaser is, in the United States;

▪ if you are acting as a nominee or custodian, each beneficial holder on whose behalf you are submitting the Application Form (i) is resident in a Permitted Jurisdiction, and (ii) is not in the United States;

▪ authorise the Company to register you as the holder(s) of New Shares (including any additional New Shares) and New Options allotted to you;

▪ if you are a natural person, you declare you are over 18 years of age and have full legal capacity and power to perform all of your rights and obligations under the accompanying Application Form;

▪ acknowledge that after the Company receives your payment of Application Monies, including through BPAY®, you may not withdraw your Application or funds provided except as allowed by law;

▪ authorise the Company, the Underwriter, the Share Registry and their respective officers or agents to do anything on your behalf necessary for New Shares (including any additional New Shares (if applicable)) and New Options to be issued to you, including to act on instructions of the Share Registry on using the contact details set out in your Application Form;

▪ acknowledge that none of the Company, the Underwriter nor their respective related bodies corporate and affiliates and their respective directors, officers, partners, employees, representatives, agents, consultants or advisers, guarantees the performance of the Company, nor do they guarantee the repayment of capital;

▪ agree to provide (and direct your custodian or nominee to provide) any requested substantiation of your eligibility to participate in the Entitlement Offer and of your holding of Existing Shares on the Record Date;

▪ authorise Opthea to correct any errors in your Application Form or other form provided by you;

▪ represent and warrant (for the benefit of Opthea, the Lead Manager and their respective related bodies corporate and affiliates) that you are not an Ineligible Foreign Shareholder and are otherwise eligible to participate in the Entitlement Offer; and

▪ acknowledge and agree that determination of eligibility of investors for the purposes of the Entitlement Offer was made by reference to a number of matters, including legal and regulatory requirements, logistical and registry constraints and the discretion of the Company and/or the Underwriter, and each of the Company and the Underwriter and their respective related bodies corporate and affiliates disclaim any duty or liability (including for negligence) in respect of that determination and the exercise of that discretion to the maximum extent permitted by law.

2.17 Underwriting Agreement

The Company has entered into an underwriting agreement with the Underwriter (Underwriting Agreement). The Underwriter was appointed by the Company, to act as placement agent (in respect of the Placement), lead manager and bookrunner (in respect of the Entitlement Offer) and as a partial underwriter for the issue of New Shares (and New Options) under the Entitlement Offer.

These underwriting arrangements consist of:

(a) a full underwriting of the Retail Entitlement Offer; and

(b) a partial underwriting of the shortfall of the Institutional Entitlement Offer up to $30 million.

The obligations of the Underwriter are subject to the satisfaction of certain conditions precedent, including (but not limited to):

▪ the release of offer documents in a form and substance satisfactory to the Underwriter (acting reasonably);

▪ due diligence investigations being undertaken to the satisfaction of the Underwriter (acting reasonably);

▪ ASX not indicating that it will not admit the New Shares and New Options to quotation; and

▪ receipt by the Underwriter of certain customary opinions and reports from the Company and its advisers.

The Company has (subject to certain limitations) agreed to indemnify the Underwriter and its related bodies corporate and each of any of their respective directors, officers, employees, agents, advisers and representatives against certain losses in connection with the Capital Raising or the performance of the Underwriter’s obligations under the Underwriting Agreement.

The Company and the Underwriter have given certain representations, warranties and undertakings in connection with (among other things) the conduct of the Capital Raising.

The Underwriter will be paid certain fees by the Company for providing these underwriting services (see further below) at market rates and be reimbursed for certain expenses. The Underwriter has not authorised or caused the issue of, and takes no responsibility for, this Prospectus, and to the maximum extent permitted by law, disclaims all liability in connection with the Entitlement Offer and this Prospectus.

The Underwriter may (in certain circumstances, including having regard to the materiality of the relevant event) terminate the Underwriting Agreement and be released from its obligations under it on the occurrence of certain events. A summary of these key termination events is set out below.

Key Underwriting Agreement termination events

A summary of the events which may trigger termination of the Underwriting Agreement include (but are not limited to) the following:

▪ (misleading disclosure) a statement contained in the Offer materials is or becomes misleading or deceptive or likely to mislead or deceive (including by omission) or a matter required to be included is omitted from the Offer materials;

▪ (information) the report of the due diligence committee established for the purposes of the Offer or any information supplied by or on behalf of Opthea to the Underwriter for the purposes of due diligence investigations, the Offer materials or the Offer, is false, misleading or deceptive in a material respect;

▪ (section 730 notice) a person (other than the Underwriter) gives a notice to Opthea under section 730 of the Corporations Act in relation to the Prospectus;

▪ (withdrawal of consent) any person (other than the Underwriter) whose consent to the issue of the Prospectus is required and who has previously consented withdraws such consent;

▪ (supplementary Prospectus) Opthea lodges a supplementary prospectus without the Underwriter’s consent, or fails to lodge a supplementary prospectus in a form acceptable to the Underwriter or (in the Underwriter’s reasonable opinion) becomes required to lodge a supplementary prospectus;

▪ (new circumstance) a new circumstance arises or becomes known which, if known at the time of issue of the investor presentation or the Prospectus would have been required to be included in the relevant document;

▪ (material adverse change) there occurs any material adverse change, or development involving a prospective material adverse change, in the condition (financial or otherwise) or in the assets, liabilities, earnings, business, operations, management, profits, losses or prospects of Opthea or the Opthea group;

▪ (market fall) the ASX/S&P 300 Index falls by 10% or more at any time from its level at market close on the business day immediately preceding the date of the Underwriting Agreement;

▪ (future matters) any estimate or expression of opinion, belief, expectation or intention, or statement relating to future matters in any Offer materials is or becomes incapable of being met or, in the reasonable opinion of the Underwriter, unlikely to be met in the projected timeframe;

▪ (change of law) there is introduced or there is a public announcement of a proposal to introduce, into the Parliament of Australia or any State of Australia a new law, or the Reserve Bank of Australia, or any Commonwealth or State authority, adopts or announces a proposal to adopt a new policy (other than a law or policy which has been announced before the date of the Underwriting Agreement), any of which does or in the reasonable opinion of the Underwriter is likely to prohibit or adversely affect or regulate the Offer, capital issues or stock markets or the Underwriter’s ability to promote or market the Offer or enforce contracts to issue or allot the New Shares or New Options, or adversely affect the taxation treatment of those securities;

▪ (unable to proceed) Opthea is or will be prevented from conducting or completing the Offer by or in accordance with the ASX Listing Rules, ASIC, ASX, any applicable laws or an order of a court of competent jurisdiction, or otherwise are or will become unable or unwilling to do any of these things or a third party applies to a court of competent jurisdiction seeking orders to prevent, or which will have the effect of preventing any of these things;

▪ (force majeure) there is an event or occurrence of any government agency which makes it illegal for the Underwriter to satisfy an obligation under the Underwriting Agreement, or to market, promote or settle the Offer;

▪ (listing):

(i) Opthea ceases to be admitted to the official list of the ASX or Shares (or interests in them) cease trading or are suspended from official quotation or cease to be quoted on the ASX (other than a voluntary suspension requested by Opthea and consented to by the Underwriter to facilitate the Capital Raising); or

(ii) ASX makes any official statement to any person, or indicates to Opthea or the Underwriter that it will not grant permission for the official quotation of the New Shares or New Options; or

(iii) permission for the official quotation of the New Shares or New Options is granted before the date of issue of those offer securities, but the approval is subsequently withdrawn, qualified or withheld;

▪ (applications)

(i) an application is made by ASIC for an order under Part 9.5 of the Corporations Act in relation to the Offer materials or the Offer or ASIC commences, or gives notice of an intention to hold, any investigation or hearing in relation to the Offer or any of the Offer materials or prosecutes or commences proceedings against or gives notice of an intention to prosecute or commence proceedings against Opthea and any such application or notice whether or not withdrawn becomes publicly known or is not withdrawn within two business days after it is made, or where it is made less than two business days before the relevant settlement date under the Offer, it is not withdrawn before that settlement date; or

(ii) there is an application to a government agency (including, without limitation, the Takeovers Panel) for an order, declaration or other remedy in connection with the Offer (or any part of it) or any agreement entered into in respect of the Offer (or any part of it) except where such application does not become public and is withdrawn or dismissed within two business days after it is commenced or where it is commenced less than two business days before the proposed issue date or completion of the Offer it has not been withdrawn or dismissed by that date;

▪ (no misleading or deceptive conduct) Opthea engages in conduct that is misleading or deceptive or which is likely to mislead or deceive in connection with the making of the Offer;

▪ (withdrawal) Opthea withdraws or indicates that it does not intend to proceed with the Offer or any part of the Offer, or withdraws a document forming part of the Offer materials;

▪ (market disruption) either of the following occurs:

(i) a general moratorium on commercial banking activities in Australia, the United States of America, Singapore, Hong Kong, the People’s Republic of China, any member state of the European Union or the United Kingdom is declared by the relevant central banking authority in any of those countries, or there is a material disruption in commercial banking or security settlement or clearance services in any of those countries; or

(ii) trading in all securities quoted or listed on the ASX, the London Stock Exchange, the Hong Kong Stock Exchange, the Singapore Stock Exchange or the New York Stock Exchange is suspended or limited in a material respect for more than one day on which that exchange is open for trading;

▪ (hostilities) hostilities not presently existing commence (whether war has been declared or not) or a major escalation in existing hostilities occurs (whether war has been declared or not) involving any one or more of Australia, New Zealand, the United States of America, the United Kingdom, any member state of the European Union, the People’s Republic of China, Hong Kong, Russia, Ukraine, Israel, Singapore or a major act of terrorism is perpetrated on any of those countries anywhere in the world;

▪ (political or economic conditions) the occurrence of any adverse change or disruption to financial, political or economic conditions, currency exchange rates or controls or financial markets in Australia, New Zealand, any member state of the European Union, the United States of America, the United Kingdom, the People’s Republic of China, Hong Kong, Singapore or any change or development involving a prospective adverse change in any of those conditions or markets;

▪ (pandemic) a pandemic, epidemic or large-scale outbreak of a disease (including without limitation SARS, swine or avian flu, H5N1, H7N9, COVID-19 or a related or mutated form of these) not presently existing occurs or in respect of which there is a major escalation, involving any one or more of Australia, New Zealand, a member of the European Union, the United States of America, United Kingdom, Hong Kong, the People’s Republic of China or Singapore;

▪ (representations and warranties) a representation and warranty provided by Opthea in the Underwriting Agreement is untrue or incorrect when given or taken to be given or becomes untrue or incorrect;

▪ (Certificate) any certificate which is required to be furnished by Opthea under the Underwriting Agreement is not furnished when required or is untrue, incorrect or misleading;

▪ (delay) any event specified in the Underwriting Agreement is delayed for more than two business days, without the prior written consent of the Underwriter;

▪ (unauthorised change) Opthea or a member of the Opthea group:

(i) disposes, or agrees to dispose, of the whole, or a substantial part, of its business or property other than as contemplated in the Offer materials;

(ii) ceases or threatens to cease to carry on business;

(iii) alters its capital structure, other than as contemplated in the offer materials or as permitted by the Underwriting Agreement; or

(iv) amends its constitution or other constituent document;

▪ (breach) Opthea fails to perform or observe any of its obligations under the Underwriting Agreement;

▪ (compliance):

(i) a contravention by Opthea or any member of the Opthea group of the Corporations Act, the Constitution, ASX Listing Rules, any applicable laws, or a requirement, order or request made by or on behalf of ASIC, the ASX or any other government agency or any agreement entered into by it; or

(ii) any Offer materials or any aspect of the Offer does not comply with the Corporations Act, ASX Listing Rules, the ASX waivers, or any other applicable law or regulation;

▪ (change in directors or management) a change to Opthea’s chief executive officer, chief financial officer or board of directors occurs, or any such changes are announced (other than a change announced to the ASX prior to the date of the Underwriting Agreement);

▪ (prosecution) any of the following occurs:

(i) a director or senior executive of Opthea engages in any fraudulent conduct or activity, or is charged with an indictable offence;

(ii) any government agency commences any public proceedings against Opthea or any director in their capacity as a director of Opthea, or announces that it intends to take such action; or

(iii) any director of Opthea is disqualified from managing a corporation under Part 2D.6 of the Corporations Act; or

(iv) an investigation, inquiry or other similar communication is received from a government agency in relation to Opthea;

▪ (regulatory approvals) a government agency withdraws, revokes or amends any regulatory approvals required for Opthea to perform its obligations under the Underwriting Agreement or to carry out the transactions contemplated by the Offer materials;

▪ (Encumbrance) a person encumbers or agrees to encumber, the whole or a substantial part of the business or property of Opthea or the Opthea group;

▪ (ASX Waivers) ASX withdraws, revokes or amends the ASX waivers;

▪ (ASIC Modifications) ASIC withdraws, revokes or amends any modifications, exemptions or approvals required to enable Opthea to conduct the Offer as described in the Offer materials;

▪ (Trading Halt) the second trading halt ends before the expiry of the relevant period without the prior written consent of the Underwriter; or

▪ (Insolvency) an insolvency event occurs (including the appointment of a receiver, manager, administrator or controller or any application made to court not withdrawn or dismissed within seven days for an order to wind up, or an admission that it is insolvent or unable to pay its debts) to a member of the Opthea group or there is an act which has occurred or any omission made which would result in such an event occurring in respect of any member of the Group.

The ability of the Underwriter to terminate the Underwriting Agreement in respect of the events set out above, in some cases, is limited to circumstances where, in the reasonable opinion of the Underwriter:

▪ the event has had (or is likely to have) a material adverse effect (individually or in the aggregate) on, amongst other things, the business operations, assets, liabilities, financial condition, position or performance, profits, losses, prospects, earning position or results of operations of the Opthea group, the market price of Shares or the success of the Offers; or

▪ the Underwriter will (or is likely to) contravene, be involved in a contravention of, or incur a liability under the Corporations Act or any other applicable law as a result of that event.

Underwriting fees

The Underwriter will be paid:

▪ a fee of an amount equal to 85% of the Institutional Fees, where the Institutional Fees are the sum of:

• a management fee of 2.25% of the total cash proceeds raised from the Placement;

• a selling fee of 3% of the total cash proceeds raised from the Placement;

• a management fee of 2.25% of the total cash proceeds raised from the Institutional Entitlement Offer; and

• a selling fee of 3% of the total cash proceeds raised from the Institutional Entitlement Offer,

as each may be adjusted to reflect amounts received by the Company from certain US banks acting as advisers to the Company;

▪ a fee of an amount equal to 85% of the Retail Fees, where the Retails Fees are the sum of:

• a management fee of 2.25% of the total cash proceeds raised from the Retail Entitlement Offer; and

• a selling fee of 3% of the total cash proceeds raised from the Retail Entitlement Offer,

as each may be adjusted to reflect amounts received by the Company from certain US banks acting as advisers to the Company.

The Issuer may in its sole discretion pay to the Underwriter in immediately available funds and in the manner directed by the Underwriter an incentive fee of up to 15% of the aggregate of the Institutional Fees plus the Retail Fees.

In addition, the Issuer must pay the Underwriter in immediately available funds an amount equal to all fees, commissions, costs and/or expenses the Underwriter has incurred (or agreed to incur)

in connection with the appointment of any Sub-underwriter, up to an amount which is 2% of the amount committed by the Sub-underwriters.

The Underwriter will also be reimbursed for certain expenses, including but not limited to legal, marketing and communication costs, printing, couriers, postage and distribution, roadshow expenses, accommodation and travel expenses.

Neither the Underwriter nor any of its related bodies corporate and affiliates, nor any of its directors, officers, partners, employees, representatives or agents have authorised or caused the issue of this Prospectus and they do not take any responsibility for this document or any action taken by you on the basis of information contained in this document. To the maximum extent permitted by law, the Underwriter and its related bodies corporate and affiliates and each of their respective directors, officers, partners, employees, representatives or agents exclude and disclaim all liability for any expenses, losses, damages or costs incurred by you as a result of your participation in the Offers and this information being inaccurate or incomplete in any way for any reason, whether by negligence or otherwise. Neither the Underwriter nor any of its related bodies corporate and affiliates, nor any of their respective directors, officers, partners, employees, representatives or agents make any recommendations as to whether you or your related parties should participate in the Offers, nor do they make any representations or warranties to you concerning the Offers or any such information, and you represent, warrant and agree that you have not relied on any statements made by either the Underwriter or any of their respective related bodies corporate and affiliates or any of their respective directors, officers, partners, employees, representatives or agents in relation to the New Shares, New Options or the Offers generally.

2.18 Custodians and nominees

Persons who hold Shares as a custodian or nominee must not purport to accept, or make an application under, the Entitlement Offer in respect of:

▪ beneficiaries on whose behalf they hold existing Shares who would not satisfy the criteria for an Eligible Shareholder;

▪ any Shareholder that is in the United States, including any Shareholder in the United States for whom the custodian or nominee holds Shares or acts; or

▪ Shareholders who are not eligible under all applicable securities laws to receive an offer under the Entitlement Offer.

Persons acting as nominees or custodians for other persons must not take up any Entitlements on behalf of, or send any documents related to the Entitlement Offer to, any person who is an Ineligible Foreign Shareholder.

Opthea is not required to determine whether or not any registered holder or investor is acting as a nominee or custodian or the identity or residence of any beneficial owners of existing Shares or Entitlements. Where any person is acting as a nominee or custodian for a foreign person, that person, in dealing with its beneficiary, will need to assess whether indirect participation in the Entitlement Offer by the beneficiary complies with applicable laws. Opthea is not able to provide legal advice.

By submitting an Application on behalf of a beneficiary, you certify that you are the custodian or nominee for the beneficiary and the information contained in the Application Form is true and correct as at the date of the Application.

Custodians and nominees holding Shares on behalf of residents outside of Australia and New Zealand may not send this Prospectus to persons, or apply for New Shares and New Options on behalf of beneficial shareholders, resident outside Australia and New Zealand. Payment by BPAY®

or such other means will be taken to constitute a representation and warranty that there has been no breach of this restriction or applicable laws.

2.19 ASX listing

Application for official quotation of the New Shares and New Options offered under this Prospectus has been or will be made within seven days of the date of this Prospectus.

If the New Shares or New Options are not admitted to official quotation by the ASX before the expiration of three months after the date of this Prospectus, or such period as varied by ASIC, the Company will not issue any New Shares or New Options and will repay all Application Monies for the New Shares within the time prescribed under the Corporations Act, without interest.

The fact that the ASX may grant official quotation to the New Shares and New Options is not to be taken in any way as an indication of the merits of the Company or the New Shares and New Options now offered for subscription.

2.20 Issue of New Shares and New Options

The Company will conduct the Institutional Entitlement Offer during the period set out in the “Important Dates” Section. The issue of New Options under the Institutional Entitlement Offer is expected to take place at the same time as the New Options issued under the Retail Entitlement Offer.

The issue of New Shares and New Options under the Retail Entitlement Offer will take place as soon as practicable after the Closing Date of the Retail Entitlement Offer. The Company expects that the New Shares and New Options will be issued on Wednesday, 17 July 2024. It is expected that New Shares and New Options issued under the Retail Entitlement Offer will commence trading on a normal settlement basis on the ASX on Thursday, 18 July 2024. Holding statements are expected to be dispatched on or around Friday, 19 July 2024.

These dates are subject to change at the absolute discretion of the Company.

Pending the issue of the New Shares and New Options or payment of refunds under this Prospectus, all Application Monies will be held by the Company in trust for the Applicants in a separate bank account as required by the Corporations Act. The Company will be entitled to retain all interest that accrues on the bank account and each Applicant waives the right to claim interest.

2.21 Defects in Applications

If an Application is not completed correctly or if the accompanying payment is for the wrong amount, the Company may, in its absolute discretion, still treat the Application to be valid. The Company’s decision to treat an Application as valid, or how to construe, amend or complete it, will be final.

2.22 Refunds

Refunds under the Entitlement Offer may be paid under various circumstances. If a refund is made, payment will be by cheque mailed to your address as shown on the Company’s share register or by deposit into your previously nominated bank account. You will not receive any interest on funds refunded to you.

2.23 Costs of participation

No brokerage, commissions or other transaction costs will be payable by Eligible Shareholders in respect of the Application for, and allotment of, New Shares or New Options under the Entitlement

Offer.

2.24 Modification and termination of the Entitlement Offer

The Company may modify or terminate the Entitlement Offer at any time including closing the Entitlement Offer (or any component of the Entitlement Offer) early. The Company will notify the ASX of any modification to, or termination of, the Entitlement Offer. The omission to give notice of any modification to, or termination of, the Entitlement Offer or the failure of the ASX to receive such notice will not invalidate the modification or termination.

The Company may settle in any manner it thinks fit, any difficulties, anomalies or disputes which may arise in connection with, or by reason of, the operation of the Entitlement Offer, whether generally or in relation to any participant or application, and the decision of the Company will be conclusive and binding on all participants and other persons to whom the determination relates.

The Company reserves the right to waive strict compliance with any provision of the terms and conditions of this Prospectus. The powers of the Company under this Prospectus may be exercised by the Directors or any delegate of the Directors.

2.25 Rights and liabilities attaching to New Shares

The New Shares to be issued under the Entitlement Offer are of the same class and will rank equally in all respects with the Existing Shares on issue. The rights and liabilities attaching to New Shares are further described in Section 6.6.

2.26 Rights and liabilities attaching to New Options

Shares issued on exercise of the New Options will rank equally in all respects with the Existing Shares on issue. The rights and liabilities attaching to New Options are further described in Section 6.7.

2.27 CHESS and issuer sponsorship

The Company operates an electronic CHESS sub-register and an electronic issue sponsored sub- register. These two sub-registers will make up the Company’s register of Securities.

The Company will not issue a share certificate to a security holder. Rather, a holding statement (similar to a bank statement) will be dispatched to security holders as soon as practicable after issue of the New Shares and New Options the subject of the Entitlement Offer. The holding statement will be sent either by CHESS (if the security holder elects to hold the New Shares and New Options on the CHESS sub-register) or by the Company’s Share Registry (if the security holder elects to hold the New Shares and New Options on the issuer sponsored sub-register). The statement will set out details of the New Shares and New Options issued under this Prospectus and the Holder Identification Number (if the security holder elects to hold the New Shares and New Options on the CHESS sub register) or Shareholder Reference Number (if the security holder elects to hold the New Shares and New Options on the issuer sponsored sub-register). Updated holding statements will also be sent to each security holder following the month in which the balance of their security holding changes, and also as required by the ASX Listing Rules and the Corporations Act.

2.28 Taxation

It is the responsibility of all investors to satisfy themselves of the particular taxation treatment that applies to them in relation to the Entitlement Offer, by consulting their own professional tax advisors. The Company and the Directors do not accept any liability or responsibility in respect of the taxation consequences of the matters referred to in this Prospectus.

2.29 Enquiries

This Prospectus is important and should be read in its entirety. Persons who are in any doubt as to the course of action to be followed should consult their stockbroker, solicitor, accountant or other professional advisor without delay.

3. DETAILS OF THE PLACEMENT OPTION OFFER

3.1 The Placement Option Offer

Under this Prospectus, participants in the Placement will be issued 1 Placement Option for every 3 New Shares to be issued to them under the Placement on the same terms as the New Options.

3.2 Offer Price

The Placement Options will be issued for nil consideration.

3.3 Offer Period

The Placement Option Offer is scheduled to close at 5.00pm (Melbourne time) on Thursday, 13 June 2024.

The Company reserves the right to:

▪ extend the Placement Option Offer;

▪ close the Placement Option Offer early; or

▪ withdraw the Placement Option Offer,

at any time by making an announcement to the ASX.

3.4 Participation in the Placement Option Offer

Participation in the Placement Option Offer is only open to participants in the Placement. Participants will receive 1 Placement Option for every 3 New Shares issued to them under the Placement.

If you are in any doubt about the Placement Option Offer, or how participation will affect you, you should seek independent financial and taxation advice.

To participate in the Placement Option Offer, an Applicant represents and warrants that:

▪ it acknowledges that the Placement Options (and the underlying ordinary shares) have not been, and will not be, registered under the US Securities Act or the securities laws of any state or other jurisdictions in the United States and accordingly, the Placement Options may not be offered or sold in the United States except in accordance with an available exemption from, or in a transaction not subject to, the registration requirements of the US Securities Act and any other applicable US state securities laws;

▪ it has not and will not send this Prospectus or any other document relating to the Placement Option Offer to any person in the United States or elsewhere outside of Australia or New Zealand;

▪ if the Applicant is in the European Union (excluding Austria), it participated in the Placement and it is a “qualified investor” (as defined in Article 2(e) of the Regulation (EU) 2017/1129 of the European Parliament and the Council of the European Union);

▪ if the Applicant is in Hong Kong, it participated in the Placement and is a ‘professional investor’ as defined under the Securities and Futures Ordinance of Hong Kong, Chapter 571 of the Laws of Hong Kong;

▪ if the Applicant is in Israel, it participated in the Placement and it is a type of sophisticated investor as described in the First Addendum to the Israeli Securities Law, 1968;

▪ if the Applicant is in New Zealand, it participated in the Placement and is a person who:

(i) is an investment business within the meaning of clause 37 of Schedule 1 of the Financial Markets Conduct Act 2013 (New Zealand) (the FMC Act);

(ii) meets the investment activity criteria specified in clause 38 of Schedule 1 of the FMC Act;

(iii) is large within the meaning of clause 39 of Schedule 1 of the FMC Act;

(iv) is a government agency within the meaning of clause 40 of Schedule 1 of the FMC Act; or

(v) is an eligible investor within the meaning of clause 41 of Schedule 1 of the FMC Act (and, if an eligible investor, has provided the necessary certification);

▪ if the Applicant is in Singapore, it participated in the Placement and is an “institutional investor” or an “accredited investor” (as such terms are defined in the Securities and Futures Act 2001 of Singapore);

▪ if the Applicant is in South Africa, it participated in the Placement and is included in the categories of persons pertaining to “offers that are not offers to the public” as contained in section 96(1)(a) of the South African Companies Act and, as such, it is not a person in respect of which the prospectus requirements of the South African Companies Act apply;

▪ if the Applicant is in the United Kingdom, it participated in the Placement and is:

(i) a ‘qualified investor’ within the meaning of Article 2(e) of the UK Prospectus Regulation; and

(ii) within the categories of persons referred to in Article 19(5) (investment professionals) or Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the UK Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended; and

▪ if the Applicant is in the United States, it participated in the Placement and/or the Institutional Entitlement Offer and it is either a Qualified Institutional Buyer or an Eligible U.S. Fund Manager.

Please also see Section 6.3 for further information.

3.5 Action in relation to Placement Option Offer

No action is required from participants in the Placement to take up Placement Options under the Placement Option Offer.

3.6 Effect of receiving Placement Options

If you are issued Placement Options under the Placement Option Offer, you:

▪ acknowledge that you have not been provided with investment advice or financial product advice by the Company or its Directors and have made your own enquiries before making an investment decision;

▪ agree that your Application is made on the terms and conditions of the Placement Option Offer set out in this Prospectus and the Constitution;

▪ acknowledge that the Company is not liable for any exercise of its discretions referred to in this Prospectus; and

▪ are in compliance with all relevant laws and regulations (including, without limitation, section 1043A of the Corporations Act and laws and regulations designed to restrict terrorism financing and/or money laundering).

3.7 Not underwritten

The Placement Option Offer is not underwritten.

3.8 ASX listing

Application for official quotation of the Placement Options offered under this Prospectus has been or will be made within seven days of the date of this Prospectus.

If the Placement Options are not admitted to official quotation by the ASX before the expiration of three months after the date of issue of this Prospectus, or such period as varied by ASIC, the Company may not issue any Placement Options.

The fact that the ASX may grant official quotation to the Placement Options is not to be taken in any way as an indication of the merits of the Company or the Placement, Options now offered for subscription.

3.9 Issue of Placement Options

The issue of Placement Options under the Placement Option Offer will take place as soon as practicable after the Closing Date of the Retail Entitlement Offer and at the same time as the issue of New Options under the Entitlement Offer. The Company expects that the Placement Options will be issued on Wednesday, 17 July 2024. It is expected that Placement Options issued under the Placement Option Offer will commence trading on a normal settlement basis on the ASX on Thursday, 18 July 2024. Holding statements are expected to be dispatched on or around Friday, 19 July 2024. These dates are subject to change at the absolute discretion of the Company.

3.10 Modification of the Placement Option Offer

The Company may modify the Placement Option Offer at any time. The Company will notify the ASX of any modification to the Placement Option Offer. The omission to give notice of any modification to the Placement Option Offer or the failure of the ASX to receive such notice will not invalidate the modification.

The Company may settle in any manner it thinks fit, any difficulties, anomalies or disputes which may arise in connection with, or by reason of, the operation of the Placement Option Offer, whether generally or in relation to any participant, and the decision of the Company will be conclusive and binding on all participants and other persons to whom the determination relates.

The Company reserves the right to waive strict compliance with any provision of the terms and conditions of this Prospectus. The powers of the Company under this Prospectus may be exercised by the Directors or any delegate of the Directors.

4. PURPOSE AND EFFECT OF THE ENTITLEMENT OFFER AND PLACEMENT

4.1 Purpose of the Entitlement Offer and Placement

The primary purpose of the Entitlement Offer is to raise up to approximately $217.3 million.

The total funds raised from the Entitlement Offer and Placement of up to $227.3 million are intended to be used by Opthea to continue advancing the clinical development of sozinibercept for the treatment of wet AMD, including to progress the Phase 3 clinical program, CMC (chemistry, manufacturing, and controls) activities, Biologics License Application (BLA) preparations, and for general corporate purposes, as well as the other purposes described in this Prospectus.

Please refer to Section 6.11 for further details relating to the estimated expenses of the Entitlement Offer and the Placement.

4.2 Effect of the Offers and Placement

The principal effects of the Entitlement Offer and the Placement, assuming $227.3 million is raised under the Placement and the Entitlement Offer, will be to:

▪ increase the Company’s cash reserves by approximately US$138.3 million (after deducting the estimated expenses of the Entitlement Offer and Placement) immediately after completion of the Entitlement Offer;

▪ increase the number of Shares on issue from 662.8 million (prior to issue of the New Shares under the Placement and Entitlement Offer) to up to approximately 1.2 billion Shares; and

▪ issue approximately 189.4 million Options.

Note that no consideration is expected to be received initially by the Company on the issue of the Options. There is no certainty that all or some of the Options will be exercised and additional Shares issued as a result and, consequently, no certainty that the Company will receive proceeds from the exercise of the Options.

4.3 Pro forma unaudited condensed capitalisation

The pro forma unaudited condensed capitalisation for the Company as at 31 March 2024 has been prepared based on the accounting policies normally adopted by the Company. The pro forma unaudited condensed capitalisation represents unaudited financial information and remains subject to the completion of management's and Opthea’s Audit and Risk Committee's reviews and other financial closing processes.

The pro forma unaudited condensed capitalisation has not been prepared on a fully diluted basis, meaning that it assumes (i) none of the options / performances rights on issue have been exercised; and (ii) none of the Options to be issued under this Prospectus have been exercised.

The pro forma unaudited condensed capitalisation has been prepared to provide investors with information on the assets and liabilities of the Company and pro forma assets and liabilities of the

Company as noted below. The historical and pro forma financial information is presented in abbreviated form, insofar as it does not include all of the disclosures required by the Australian Accounting Standards applicable to annual financial statements.

(in USD, 000s)	Actual Unaudited 31/12/2023	Actual Unaudited 31/3/2024	Offering Adjustments	Pro Forma 31/3/2024

Cash & cash equivalents	$157,069	$101,607	$138,254	$239,861

Financial liabilities	$180,772	$191,402	$0	$191,402

Equity
Contributed equity	374,320	374,320	138,254	512,574
Accumulated loss	(455,648)	(517,032)		(517,032)
Reserves	34,414	36,045		36,045
Total Equity	($46,914)	($106,667)	$138,254	$31,587

Total Capitalization	$133,858	$84,735	$138,254	$222,989

Notes:

(1) The unaudited financial information presented above remains subject to the completion of Management's and Opthea’s Audit and Risk Committee's reviews and other financial closing processes.

(2) See Risk Factors at Section 5 for a discussion of factors that may cause Opthea to require additional funding earlier than expected, including additional delays in completing Opthea’s phase 3 clinical trials or higher than expected CRO expenses and related costs to run such trials, increases in CMC costs, BLA preparation expenses, and increases in corporate costs.

The pro forma balance sheet gives effect to the proposed offering on the assumption that proposed Entitlement Offer and Placement (assuming it is not upsized) are fully subscribed and provide net proceeds of US$138.3 million after deducting estimated offering expenses. It should be noted that the Placement is not underwritten, and the Entitlement Offer is only partially underwritten.

Basis of preparation

The basis of preparation for the historical financial information is in accordance with the Company’s accounting policies, as described in its financial reports, and the recognition and measurement principles of the Australian Accounting Standards.

The unaudited condensed capitalisation as of 31 March 2024 is based on unaudited historical financial information of the Company as of 31 March 2024.

The stated basis of preparation for the pro forma historical financial information is in a manner consistent with the recognition and measurement principles of the Australian Accounting Standards applied to the historical financial information and the events or transactions to which the pro forma adjustments relate, as above below, as if those events or transactions had occurred as of 31 March 2024.

Throughout this Prospectus, we have presented certain summary condensed unaudited financial and other data as of December 31, 2023 and March 31, 2024, including pro forma condensed unaudited capitalization data as of March 31, 2024. We have derived the summary condensed unaudited financial and other data as of December 31, 2023 from our unaudited consolidated financial statements and the related notes for the six months ended December 31, 2023. Our unaudited consolidated financial statements for the six months ended December 31, 2023 were prepared on a basis consistent with our audited consolidated financial statements and include, in our opinion, all adjustments of a normal and recurring nature that are necessary for the fair statement of the financial information set forth in this Prospectus. We have derived the summary condensed unaudited financial and other data as of March 31, 2024, with the exception of the pro forma amounts, from our unaudited consolidated statement of cash flows for the three and nine months ended March 31, 2024. However, we have not prepared full consolidated financial statements and related notes for the three and nine months ended March 31, 2024. Accordingly, the summary condensed unaudited financial and other data as of March 31, 2024 as presented herein are not complete. Our historical results are not necessarily indicative of results that may be expected in the future and our interim results are not necessary indictive of the results that may be expected for the full fiscal year. The summary condensed unaudited financial and other data included in this Prospectus are not intended to replace our consolidated financial statements and the related notes and are qualified in their entirety by our consolidated financial statements and the related notes included elsewhere in our public filings with the ASX and ASIC. The estimated pro forma data as included in this Prospectus is illustrative only, subject to adjustments. You should read the summary condensed unaudited financial and other data with our unaudited consolidated financial statements and related notes, as available, and not to give undue weight to any estimates.

The summary condensed unaudited financial and other data contained in this Prospectus have been prepared in good faith by, and are the responsibility of management based upon our internal reporting as of March 31, 2024. Deloitte Touche Tohmatsu, our independent registered public accounting firm, has not audited such summary condensed financial and other data. Accordingly, Deloitte Touche Tohmatsu does not express an opinion or any other form of assurance with respect thereto.

4.4 The effect of the Entitlement Offer and Placement on the capital structure

The effect of the Entitlement Offer and the Placement (assuming a $227.3 million Capital Raising) on the Company’s capital structure is set out in the table below.

Shares	Number(1)
Shares on issue as at the date of this Prospectus	662,808,634
New Shares offered under the Entitlement Offer (approximate)	543,285,766
New Shares offered under the Placement (approximate)	25,000,000
Total Shares on issue after completion of the Capital Raising(2)	1,231,094,400
Options
Unquoted performance rights on issue as at the date of this Prospectus(3)	2,900,000
Unquoted options on issue as at the date of this Prospectus(4)	33,125,000
Unquoted ADS options on issue as at the date of this Prospectus(5)	5,583,750 (equivalent to 44,670,000 Shares)
Quoted options on issue as at the date of this Prospectus(6)	97,822,109
New Options offered under the Entitlement Offer, and the Placement Options offered under the Placement Option Offer (approximate)	189,428,588

Total options/performance rights (quoted or unquoted) after completion of the Capital Raising(2)	367,945,697

Share capital
Share capital after the Capital Raising on an undiluted basis(2)	1,231,094,400
Share capital after the Capital Raising on a fully diluted basis	1,599,040,097

Notes:

(1) Ignores impact of rounding.

(2) Assuming no existing options/performance rights are exercised.

(3) Performance rights:

Number of performance rights	Exercise price	Exercise date
1,300,000 issued 16 November 2022	Nil exercise price	10-year cliff vesting with accelerated vesting upon change of control, resignation, termination or Board approval.
1,600,000 issued 19 October 2021	Nil exercise price

• 300,000 Performance Rights vest on a straight-line basis calculated over three years;

• 150,000 Performance Rights vest upon completion of recruitment for Phase 3 ShORe trial;

• 150,000 Performance Rights vest upon completion of recruitment for Phase 3 COAST trial;

• 400,000 Performance Rights vest upon the read-out of Phase 3 ShORe trial;

• 400,000 Performance Rights vest upon the read-out of Phase 3 COAST trial; and

• 200,000 Performance Rights vest upon receipt of FDA approval for OPT-302.

(4) Unquoted options with varying exercise prices and exercise dates.

(5) ADS options with varying exercise prices and exercise dates. ADS options convert to ordinary shares at an 8:1 ratio.

(6) Quoted options with an exercise price of $0.80 per option, expiring 5.00pm (Melbourne time) on 31 August 2025.

4.5 Details of substantial holders

Based on publicly available information as at the date of this Prospectus, the following Shareholders (together with their Associates) have a relevant interest in 5% or more of the Shares on issue:

Substantial holder	Number of shares	Voting power in the Company
Regal Funds Management Pty Ltd (Regal)	Shares 129,001,880 ADS each representing 8 Shares: 2,895,987	22.96% Shares: 19.46% and ADS: 3.50%

Regal has informed the Company that its current voting power in the Company is 23.56% (constituted by holdings of 132,902,835 ordinary shares and 2,907,403 ADSs).

4.6 Effect of the Capital Raising on the control of the Company

The maximum number of New Shares that could be issued pursuant to the Entitlement Offer and the Placement is 568,285,766. This equates to approximately 46.2% of all the issued Shares in the Company immediately following completion of the Entitlement Offer and the Placement (assuming that maximum number of Shares is issued).

As the Offer is only partially underwritten, Shareholders should note that if they do not participate in the Entitlement Offer, their holdings will be diluted (as compared to their holdings and number of Shares on issue as at the date of the Prospectus).

Section 606 of the Corporations Act provides that a person cannot acquire a ‘relevant interest’ (i.e. a controlling interest, whether formal or informal) in the issued voting shares of a company which has more than 50 members or is publicly listed if, because of the transaction in relation to securities, a person’s ‘voting power’ in the company increases from 20% or below to more than 20%, or from a starting point that is above 20% and below 90% unless a relevant exception applies.

Item 13 of section 611 of the Corporations Act provides an exception to the takeover restrictions where a person underwrites or sub-underwrites an issue of securities under a prospectus or other disclosure document, and where the prospectus discloses the effect that this would have on the person’s voting power in the company.

Regal has informed the Company that its current voting power in the Company is 23.56% (constituted by holdings of 132,902,835 ordinary shares and 2,907,403 ADSs).

As an existing shareholder, Regal will have a pro rata entitlement under the Entitlement Offer of 108,936,750.

Regal has also entered into a sub-underwriting arrangement with the Underwriter under which it will sub-underwrite:

• the subscription of up to 137,607,736 shares under the Retail Entitlement Offer; and

• the subscription of up to 75,000,000 shares under the Institutional Entitlement Offer.

Regal will receive 2% of the amount sub-underwritten by it for sub-underwriting the Entitlement Offer.

There are no significant events that could lead Regal to terminate its sub-underwriting agreement with the Underwriter, other than termination of the Underwriting Agreement between the Company and the Underwriter (in circumstances summarised above).

Through any participation by it in the Entitlement Offer, and any subscription of New Shares as a sub-underwriter of the Entitlement Offer, it is likely that the voting power of Regal will increase.

It is not possible to determine at this stage the extent of that increase and Regal will need to comply with the provisions of Chapter 6 of the Corporations Act. The potential effect that the issue of the New Shares will have on the control of the Company, and the consequences of that effect, will depend on a number of factors, including:

• the extent to which Eligible Shareholders other than Regal take up their Entitlements;

• the extent to which Eligible Retail Shareholders participate in the Top-Up Facility;

• the number of New Shares placed to institutional and/or sophisticated investors under the Institutional Shortfall Bookbuild and the Placement; and

• the extent to which any other investors or existing Eligible Shareholders agree to sub-underwrite the Entitlement Offer.

In assessing the potential effect of the Capital Raising on control of the Company, it is important to also note that the Company has obtained commitments from investors (Committed Investors) to subscribe for an aggregate of 128,809,007 New Shares under the Institutional Entitlement Offer (by either participating in the Entitlement Offer or the Institutional Shortfall Bookbuild). These commitments diminish the potential impact of the Entitlement Offer on control of the Company.

Depending on whether other Eligible Shareholders elect to take up their full Entitlement and the other factors outlined above, there are a range of potential ownership outcomes which may eventuate as a result of the Entitlement Offer and Placement, a number of which are shown below:

• if all Eligible Shareholders take up their full Entitlement, then there will be no material effect on the control of the Company;

• if some Eligible Shareholders do not take up their full Entitlement, such Shareholders’ interest will be diluted relative to those who did take up their full Entitlement (and potentially also applied for additional New Shares through participation in the Top-Up Facility (if applicable)), and Regal’s interest will increase as a result of accepting its Entitlement and its sub-underwriting commitment; and

• if no other Eligible Shareholders other than Regal and the Committed Investors participate in the Entitlement Offer, and assuming there are no other investors under the Institutional Shortfall Bookbuild or Placement, Regal’s ownership interest (and voting power) could increase to as high as 40.66%.

Similarly, subscription of New Shares under the Placement is also expected to diminish the potential impact of the Entitlement Offer on control of the Company.

Given the above, it is likely that Regal will increase its percentage voting power in the Company. However, the number of factors which will ultimately determine the voting power of Regal after the Capital Raising make it difficult to state any specific percentage voting power that Regal will have after the Capital Raising. Potentially, that percentage could represent a material impact on control of the Company, however the Company considers that the circumstances that would produce that result are unlikely. However, it is likely that Regal’s shareholding in the Company may exceed 25% after the Capital Raising, which would give it a determinative vote in respect of any shareholder resolutions which are required to be special resolutions, and in respect of any resolution to approve an acquisition of all the share capital of the Company under any proposed Scheme of Arrangement.

Regal has confirmed to the Company that should its voting power in the Company increase as a result of the Entitlement Offer, it has no current intention to make any changes to the Company’s business, the deployment of its fixed assets or the future employment of its employees other than has previously been disclosed by the Company.

5. RISK FACTORS

This Section 5 outlines some of the key risks associated with an investment in Opthea, together with the risks relating to participation in the Offers. Some can be mitigated by the use of safeguards and appropriate systems and controls, but some are outside the control of Opthea and cannot be mitigated. These risks should be read in conjunction with the Risk Factors included in Opthea’s 20-F filing for the fiscal year ending 30 June 2023 as filed with the Securities and Exchange Commission on 29 September 2023 and Opthea’s 2024 Half Year Report included as an exhibit to the Form 6-K filed with the SEC on 29 February 2024.

Opthea’s business is subject to a number of risk factors both specific to its business and of a general nature which may impact on its future performance and forecasts.

This is not an exhaustive list of the relevant risks and the risks set out below are not presented in order of importance. The risks set out below and other risks not specifically referred to may in the future materially adversely affect the value of Opthea shares and ADSs and their performance. Accordingly, no assurance or guarantee of future performance or profitability is given by Opthea in respect of Opthea shares and ADSs.

Before subscribing for Opthea shares and ADSs, prospective investors should carefully consider and evaluate Opthea and its business and whether Opthea shares and ADSs are suitable to acquire having regard to their own investment objectives and financial circumstances and taking into consideration the material risk factors, as set out below. The risk factors set out below are not exhaustive, and many of them are outside the control of Opthea and its directors.

In deciding whether to participate in the Offers, you should read this Prospectus in its entirety and carefully consider the risks outlined in this section. Prospective investors should also consider publicly available information on Opthea, examine the full content of this Prospectus and consult their financial, tax and other professional advisers before making an investment decision.

5.1 Specific risks

(a) Future capital requirements

Opthea’s activities will require substantial expenditures. Opthea’s losses from operations, including from clinical trial activities, and negative cash flows, raise substantial doubt about the ability for Opthea to continue as a going concern without additional capital raising activities (for further detail, see “Going concern” risk (b) below). While Opthea expects that the proceeds of the Offers, together with Opthea’s current cash and cash equivalents, will provide funding to progress the activities set out in this Prospectus into Q3 CY 2025 (assuming expenses, primarily clinical and CMC related, meet current estimates), such proceeds will not be sufficient to fully fund all anticipated costs of the Phase 3 clinical trials and Opthea will require additional funding to reach commercialization of sozinibercept in any indication, including wet AMD. In addition, Opthea will require additional external funding to meet the minimum cash condition under the DFA, including prior to the readout of top-line results for Opthea’s Phase 3 clinical trials for sozinibercept. Further, Opthea’s forecast of its cash runway, following receipt of the proceeds from the Offers, is subject to a number of assumptions, including the timing of Opthea’s top-line data for its Phase 3 clinical trial, as well as assumptions and forecasts regarding Opthea’s Clinical Research Organization (CRO), contract manufacturer and labour costs, costs to retain and attract any required personnel and costs to engage additional consultants and advisors. CRO, contract manufacturer and related costs for the Phase 3 clinical trials have also significantly fluctuated from estimates in the past, including due to factors outside Opthea’s control, and efforts to mitigate issues relating to CRO and contract manufacturer activities and other factors described above have resulted, and may continue to result, in higher than expected costs and cash outflows, particularly with respect to CRO and contract manufacturer activities. If these or any additional factors cause the Phase 3 clinical trials to be further delayed or more costly or result in additional operational costs, then Opthea will need to obtain additional capital earlier than the readout of top-line data (which is anticipated for COAST in early 2Q CY 2025 and for ShORe in mid-CY2025).

In addition, if Opthea is unable to complete the Offers as contemplated in this Prospectus, then Opthea will need to seek additional capital from other sources, which may not be available on a timely basis or at all. In such case, Opthea could be forced to delay, limit or terminate its operations, liquidate all or a portion of its assets and/or seek insolvency protection in the near term. Opthea’s failure to raise capital, if and when needed, could delay or suspend Opthea’s business strategy and could have a material adverse effect on Opthea’s activities. If additional funds are raised by issuing equity, this may result in additional dilution to the Shareholders. The pricing of future security issues will also depend on the results of Opthea's scientific research and clinical projects, market factors, demand for securities and the need for capital. If Opthea is unable to secure funding in the short term, there is a risk that Opthea will not be able to continue operating.

(b) Going concern

For the half year ended 31 December 2023, Opthea incurred a loss after income tax of US$96.2 million and had net cash outflows from operating activities of $69.4 million. At 31 December 2023, Opthea had cash and cash equivalents of US$157.1 million and was in a net liability position of US$46.9 million. At 31 March 2024, Opthea had cash and cash equivalents of US$101.6 million. As Opthea is still in the research and development phase, its ability to continue its development activities as a going concern is dependent upon its ability to raise sufficient capital. Opthea does not have any other committed external sources of funds and expects to fund future cash needs through this Offer, additional capital raising activities or collaborations within the US and Australian markets to leverage greater market exposure and to commercialize sozinibercept. Opthea will need to raise additional funds or reduce expenditures to continue as a Going concern. Based on that, a material uncertainty exists which may cast significant doubt as to whether Opthea will continue as a going concern. If Opthea is unable to continue as a going concern Opthea’s investors may suffer a total loss of their investment.

(c) Underwriting risk

Opthea has entered into an underwriting agreement with MST Financial Services Pty Ltd (Underwriter). The Underwriter has agreed to act as placement agent in relation to the Placement, lead manager and bookrunner in relation to the Entitlement Offer and underwriter in relation to a portion of the Entitlement Offer, subject to certain terms and conditions. Details of the fees payable to the Underwriter are included in the Appendix 3B released to ASX on the date of this Prospectus and above in Section 2.17. If certain customary conditions are not satisfied or certain customary termination events occur, then the Underwriter may terminate the Underwriting Agreement. Termination of the Underwriting Agreement will also effectively terminate any sub-underwriting arrangements then in place between the underwriter and any sub-underwriters.

A summary of the Underwriting Agreement including events which may trigger termination of the Underwriting Agreement is set out in Sections 2.10 and 2.17.

If the Underwriting Agreement is terminated by the Underwriter, Opthea would need to find alternative financing to meet its future funding requirements. There is no guarantee that alternative funding could be sourced, either at all or on satisfactory terms and conditions. See also the ‘Future capital requirements’ disclosure at (a) above. Termination of the Underwriting Agreement could materially adversely affect Opthea’s business, cash flow, financial condition and results of operations.

It should also be noted that the Entitlement Offer is only partially underwritten (see Section 2.10) and the Placement is not underwritten. Accordingly, the amount that will be raised under the Offers is uncertain and as such could be insufficient to fund all anticipated costs of the Phase 3 clinical trials to top-line data (anticipated for COAST in early 2Q CY 2025 and for ShORe in mid-CY2025). See “Future capital requirements” risk noted in (a) above.

(d) Development Funding Agreement

The DFA, which amounts to US$170 million (see below for further details), contains several terms that require compliance by the company in conduct of the study including the governance by a Joint Steering Committee (JSC) for changes in the original protocols, study design or timelines. Certain modifications require JSC approval and it will be difficult for the company to make modifications on their own. The DFA also contains terms that require Opthea to maintain a minimum cash and cash equivalents balance of US$60 million, or the Minimum Amount, and to provide notice to Ocelot (the SPV established by Carlyle and Abingworth for the purposes of providing funding to Opthea) and the co-investor of Carlyle and Abingworth if Opthea’s cash and cash equivalents balance drops below US$50 million. Following such notice Opthea needs to use its best efforts to commence a public offering or private placement to make up the shortfall of the Minimum Amount and if Opthea is unable to consummate such financing each investor has the right, but not the obligation to increase funding under the DFA to make up for such shortfall. The termination provisions in the DFA on the part of Ocelot and the co-investor are extensive and give Ocelot and the co-investor a wide range of conditions to terminate the agreement. In the event of termination, unless mutual or for breach by Ocelot or the co-investor, amounts owed by Opthea will be multiples of the invested capital to date. As of 31 December 2023, Ocelot has invested US$120 million, and the co-investor has invested US$50 million.

(e) Access to capital

The Opthea business model requires ongoing re-investment into clinical trials with no revenues currently contracted. As such, Opthea will continue to rely upon cash, raised through equity or debt, on acceptable terms, to fund the business as an on-going concern, including in respect of its Phase 3 clinical trials. However, the DFA limits the type of financing Opthea may pursue in the future and Opthea may be unable to raise additional funds or enter into such other agreements or arrangements when needed on favourable terms, or at all. Any unforeseen events which restrict the ability of Opthea to access capital is likely to affect Opthea’s ability to continue operating.

(f) Clinical development

Clinical trials are inherently risky, and may prove unsuccessful or non-efficacious, impracticable or costly, which may impact profitability and commercial potential. Operating our clinical trials can be impacted by in part by supply chain issues, global and regional inflation, national and local recessions, hiring qualified staff at sites, Opthea’s CRO and distribution locations, local regulatory approvals, importation and custom requirements and administrative delays. Failure, or negative or inconclusive results, missing data or data quality issues, can occur at many stages in development, and the results of earlier clinical trials are not necessarily predictive of future results and data from clinical trials to date may not be indicative of results obtained when these trials are completed or in later - stage trials. A clinical trial may fail to meet its primary or secondary endpoints and as a result inhibit product development, prevent regulatory requirements being met for marketing approval and restrict successful commercialisation. In addition, data obtained from trials is susceptible to varying interpretations, and regulators may not interpret the data as favourably as Opthea, which may delay, limit or prevent regulatory approval.

Sozinibercept may fail to demonstrate a safety profile or sufficient evidence of therapeutic efficacy in future clinical studies to support its ongoing clinical development. In addition, the ability to recruit DME, or other types of patients into future clinical studies, or secure clinical locations in which to conduct those studies, may not occur at a sufficient rate to maintain future program timelines.

(g) Clinical data

Opthea maintains sensitive clinical data. Opthea or systems used by Opthea may be subject to a cyber security attack or data breaches by employees or external parties with either permitted or unauthorized access. There is therefore a risk that sensitive data may be exposed to the public or be permanently lost. A cyber security attack or data breach may also have implications for Opthea’s obligations under any relevant data protection or privacy legislation. Failure to comply with such legislation or regulations can result in penalties, negative publicity and damage to its brand and reputation.

(h) Research and development activities

Opthea’s future success is dependent on the performance of sozinibercept in clinical trials and whether it proves to be a safe and effective treatment. Sozinibercept is an experimental product in clinical development and product commercialisation resulting in potential product sales and revenues is not likely to occur until some time in the future , if ever, and there is no guarantee that it will be successful. Sozinibercept requires additional research and development, including ongoing clinical evaluation of safety and efficacy in clinical trials and regulatory approval prior to marketing authorisation. Drug development is associated with a high failure rate and until Opthea is able to provide further clinical evidence of sozinibercept’s ability to improve outcomes in patients with eye disease, the future success of the product developed remains speculative. Research and development risks include uncertainty of the outcome of results, difficulties or delays in development and general uncertainty around the scientific development of novel pharmaceutical products and any of these risks, if they were to materialize, could impact Opthea’s progress and could have a material adverse effect on Opthea’s future financial performance.

(i) Regulatory approval

Opthea operates within a highly regulated industry, relating to the manufacture, distribution and supply of pharmaceutical products. There is no guarantee that Opthea will obtain or maintain the required approvals, licenses and registrations from all relevant regulatory authorities in all jurisdictions in which it operates. Further clinical trials may be delayed and Opthea may incur further costs if the Food and Drug Administration (FDA) and other regulatory agencies observe deficiencies that require resolution or request additional studies be conducted in addition to those that are currently planned. Furthermore, Opthea is exposed to the risk of changes to existing, or the introduction of new, government policies, regulations and legislation in all jurisdictions in which it operates. A failure to obtain or maintain any required approvals, licenses and registrations or any change in regulation may adversely affect Opthea’s ability to commercialise and manufacture its treatments.

(j) Competition

The biotechnology and pharmaceutical industries are intensely competitive and subject to rapid and significant technological change in Australia, the United States and elsewhere, and there are no guarantees about Opthea’s ability to successfully compete. Opthea's products may compete with existing alternative treatments that are already available to customers. In addition, a number of companies, both in Australia and internationally, are pursuing the development of products that target wet AMD and DME. Some of these companies may have, or may develop, technologies superior to Opthea’s own technology. Some competitors of Opthea may have substantially greater financial, technical and human resources than Opthea does, as well as broader product offerings and greater market and brand presence. Opthea’s services, expertise or products may be rendered obsolete or uneconomical or decrease in attractiveness or value by advances or entirely different approaches developed by either Opthea or its competitors.

(k) Intellectual property

Securing rights in technology and patents is an integral part of securing potential product value in the outcomes of biotechnology research and development. Competition in retaining and sustaining protection of technology and the complex nature of technologies can lead to patent disputes.

Opthea’s success depends, in part, on its ability to obtain patents, maintain trade secret protection and operate without infringing the proprietary rights of third parties. Because the patent position of biotechnology companies can be highly uncertain and frequently involves complex legal and factual questions, neither the breadth of claims allowed in biotechnology patents nor their enforceability can be predicted. There can be no assurance that any patents which Opthea may own, access or control will afford Opthea commercially significant protection of its technology or its products, have commercial application, or that access to these patents will mean that Opthea will be free to commercialise its drug candidates.

The granting of a patent does not guarantee that the rights of others are not infringed or that competitors will not develop technology or products to avoid Opthea's patented technology. Patenting strategies do not cover all countries which may lead to generic competition arising in those markets.

(l) Manufacturing

Scale-up of sozinibercept manufacture to support potential commercialization of sozinibercept. Process performance qualification or “PPQ” will need to be completed as part of the filing for marketing approval. As such, there is a risk that the PPQ may present technical difficulties. Technical difficulties could include the inability to generate material that meets regulatory specifications for human administration, the product yield from manufacturing batches may be insufficient to conduct the clinical studies and support commercialisation as currently planned and there could be inconsistency in batch production such that batches do not meet commercial specifications due to deviations from the process during manufacture. Any unforeseen difficulties relating to manufacturing, including changes in methods of product candidate manufacturing or formulation, disruption to supply, shortages of raw materials or changes to arrangements with, or capacity of, any third-party manufacturers, may negatively impact Opthea’s ability to generate revenue in the future.

(m) Commercialisation

Sozinibercept has not been approved for commercial sale, and Opthea does not expect commercial sales to occur until some time in the future, if ever. If sozinibercept is approved for commercial sale, Opthea’s commercialisation expenses will increase significantly as it establishes sales, marketing, distribution, manufacturing, supply chain and other commercial infrastructure. In addition, sozinibercept may not achieve adequate market acceptance among physicians, patients, healthcare payors and others in the medical community necessary for commercial success. In addition, sozinibercept may become subject to unfavourable pricing regulation, third party reimbursement practices or healthcare reform initiatives which could impact ability to achieve profitability.

(n) Health epidemics

Opthea’s business was and may in the future be negatively affected by the effects of health epidemics in regions where Opthea or third parties on which Opthea relies have significant manufacturing facilities, concentrations of clinical trial sites or other business operations. Health epidemics in regions where Opthea has concentrations of clinical trial sites or other business operations could negatively affect its business, including by causing significant disruption in the operations of third-party manufacturers and CROs upon whom Opthea relies (for example, Covid-19 negatively impacted Opthea’s ability to initiate clinical trial sites, maintain patient enrolment and enrol new patients).

(o) Reliance on Third Parties including Agents, Suppliers, Distributors, Contractors and Joint Venture Partners

Opthea may engage with various third parties to assist with different stages of the research and development and manufacturing process, including agents, suppliers, distributors and contractors, and there is no guarantee that these third parties will comply with their respective contractual obligations. Transition of certain of these third parties could cause delay or disruption in the clinical trials or manufacturing. This could adversely impact Opthea’s progress and cause delays in or impede research or production, or result in cost increases. Opthea is unable to predict the risk of financial failure or default by a participant in any joint venture to which Opthea may become a party or the insolvency or managerial failure by any of the contractors used by Opthea in any of its activities or the insolvency or other managerial failure by any of the other service providers used by Opthea for any activity.

(p) Reliance on key personnel

Opthea is reliant on key personnel it employs or engages. Loss of such personnel may have a material adverse impact on the performance of Opthea. In addition, recruiting qualified personnel is critical to Opthea’s success. This includes attracting and retaining staff with sufficient skills to develop intellectual property. As Opthea’s business grows and progresses through Phase 3 development, it will require additional key staff in clinical development, commercial, and administrative functions. There can be no assurance that Opthea will be successful in attracting and retaining qualified personnel. The loss of key personnel or the inability to attract suitably qualified additional personnel could have a material adverse effect on Opthea’s financial performance.

(q) Commercial risk

Opthea may, from time to time, consider acquisition, licensing, partnership or other corporate opportunities for Opthea’s development programs. There can be no assurance that any such acquisition, licensing, partnership or corporate opportunities can be concluded on terms that are, or are believed by Opthea to be, commercially acceptable. In the case of licensing and partnership opportunities, even if such terms are agreed, there is a risk that the performance of distributors and the delivery of contracted outcomes by collaborators will not occur due to a range of unforeseen factors relating to environment, technology and market conditions.

Future success will also depend on Opthea’s ability to achieve market acceptance and attract and retain customers, which includes convincing potential consumers and partners of the efficacy of Opthea’s products and Opthea’s ability to manufacture a sufficient quantity and quality of products at a satisfactory price.

(r) Information technology

Opthea relies on effective information technology, software, data centres and communication systems. There is a risk that these systems may be adversely affected by disruption, failure, service outages or data corruption that could occur as a result of computer viruses, “bugs” or “worms”, malware, internal or external misuse by websites, cyber-attacks or other disruptions including natural disasters, power outages or other similar events. Opthea may be significantly impacted by disruption to any of these systems or platforms.

(s) Insurance and uninsured risks

Although Opthea maintains insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance will not cover all the potential risks associated with its operations and insurance coverage may not continue to be available, commercially acceptable, or may not be adequate to cover any resulting liability. It is not always possible to obtain insurance against all such risks and Opthea may decide not to insure against certain risks because of high premiums or other reasons.

(t) Product safety and efficacy

Serious or unexpected health, safety or efficacy concerns with products may expose Opthea to reputational harm or reduced market acceptance of its products, and may lead to product recalls and/or product liability claims and resulting liability, and increased regulatory reporting. There can be no guarantee that unforeseen adverse events or manufacturing defects will not occur. Opthea may seek to obtain product liability insurance at the appropriate time in order to seek to minimise its liability to such claims, however there can be no assurance that adequate insurance coverage will be available at an acceptable cost. Any health, safety or efficacy concerns are likely to lead to reduced customer demand and impact on the potential future profitability of Opthea.

(u) Litigation

In the ordinary course of conducting its business, Opthea is exposed to potential litigation and other proceedings, including through claims of breach of agreements, intellectual property infringement or in relation to employees (through personal injuries, occupational health and safety or otherwise). If such proceedings were brought against Opthea, it could incur considerable defence costs (even if successful), with the potential for damages and costs awards against Opthea if it were unsuccessful, which could have a significant adverse financial impact on Opthea’s business. Changes in laws can heighten litigation risk (for example, antitrust and intellectual property). Circumstances may also arise in which Opthea, having received legal advice, considers that it is reasonable or necessary to initiate litigation or other proceedings, including for example to protect its intellectual property rights. There has been substantial litigation and other proceedings in the pharmaceutical industry, including class actions from purchasers and end users of pharmaceutical products.

5.2 Offer and General Risks

(a) Effects of Offers on control

Regal has informed the Company that its current voting power in the Company is 23.56% (constituted by holdings of 132,902,835 ordinary shares and 2,907,403 ADSs).

Regal will have a pro rata entitlement under the Entitlement Offer of 108,936,750.

Regal has also entered into a sub-underwriting arrangement with the Underwriter under which it will sub-underwrite :

• the subscription of up to 137,607,736 shares under the Retail Entitlement Offer; and

• the subscription of up to 75,000,000 shares under the Institutional Entitlement Offer.

Through its participation in the Entitlement Offer, and any subscription of New Shares as a sub-underwriter of the Entitlement Offer, it is likely that the voting power of Regal will increase.

It is not possible to determine at this stage the extent of that increase, and Regal will need to comply with the provisions of Chapter 6 of the Corporations Act.

The potential effect that the issue of the New Shares will have on the control of the Company, and the consequences of that effect, will depend on a number of factors, including:

• the extent to which Eligible Shareholders other than Regal take up their Entitlements;

• the extent to which Eligible Retail Shareholders participate in the Top-Up Facility;

• the number of New Shares placed to institutional and/or sophisticated investors under the Institutional Shortfall Bookbuild and the Placement; and

• the extent to which any other investors or existing Eligible Shareholders agree to sub-underwrite the Entitlement Offer.

Please see Section 4.6 of the Prospectus for more information in respect of the potential effects of the Offer on control of the Company.

(b) Share price fluctuations

The market price and trading volume of Opthea ordinary shares and ADSs may fluctuate due to various economic factors, many of which are non-specific to Opthea and beyond the control of the Company, including, but not limited to Australian and international general economic conditions, inflation rates, interest rates, changes in government, fiscal, monetary and regulatory policies, global geo-political events and hostilities and acts of terrorism, and investor perceptions. The trading volume of ordinary shares and ADSs may fluctuate and cause significant price variations to occur. Fluctuations such as these may adversely affect the market price of Opthea ordinary shares and ADSs. Neither Opthea nor the directors warrant the future performance of Opthea or any return on investment in Opthea.

Specific factors that could negatively affect the price of ordinary shares and ADSs or result in fluctuations in their price and trading volume include:

• actual or anticipated fluctuations in our financial condition and operating results;

• actual or anticipated changes in our growth rate relative to our competitors;

• competition from existing products or new products that may emerge;

• announcements by us or our competitors of significant acquisitions, divestitures, spin-offs, strategic partnerships, joint ventures, collaborations, capital commitments or changes in business strategy;

• adverse results or delays in our or any of our competitors’ preclinical studies or clinical trials;

• adverse regulatory decisions, including failure to receive regulatory approval for any of our product candidates;

• the termination of a strategic alliance or the inability to establish additional strategic alliances;

• failure to meet or exceed financial estimates and projections of the investment community or that we provide to the public;

• issuance of new or updated research or reports by securities analysts;

• fluctuations in the valuation of companies perceived by investors to be comparable to us;

• changes in trading volume and price of ADSs on the Nasdaq and of ordinary shares on the ASX;

• additions or departures of key management or scientific personnel;

• disruptions in our supply or manufacturing arrangements;

• disputes or other developments related to proprietary rights, including patents, litigation matters and our ability to obtain patent and other intellectual property protection for our technologies;

• changes to coverage policies or reimbursement levels by commercial third-party payors and government payors and any announcements relating to coverage policies or reimbursement levels;

• litigation involving Opthea;

• announcement or expectation of additional debt or equity financing efforts;

• natural disasters or other calamities or disease outbreaks;

• sales of ADSs by the Company, its affiliates or its other shareholders; and

• general economic and market conditions.

(c) New Options

Opthea has applied or will apply for quotation of the New Options within seven days of the Prospectus being lodged with ASIC. The ASX requires Opthea to meet certain conditions for quotation of the New Options as a new class on the ASX. There is a risk that Opthea may not be able to meet those requirements. The fact that the ASX may agree to grant official quotation of the New Options is not to be taken in any way as an indication of the merits of Opthea or its securities. If Opthea’s application for the New Options to be quoted on the ASX is granted, the trading price of the New Options may be affected by the ongoing performance, financial position, and solvency of Opthea. Should the ASX grant official quotation of the New Options, the liquidity of trading in New Options on the ASX may be limited at times and may affect an eligible participant’s ability to buy or sell New Options. In addition, Opthea’s share price may not exceed the exercise price of the New Options during the exercise period. In such circumstances the New Options lapse without any value being realised.

(d) Dilution risk

Investors who do not participate in the Offers, or do not take up all of their entitlement under the Offers, will have their percentage security holding in Opthea diluted (in addition to the dilution resulting from the Placement). In addition, Opthea’s need to raise additional capital in the future in order to meet its operating or financing requirements, including by way of additional borrowings may change over time. Future equity raisings or equity funded acquisitions may dilute the holdings of particular shareholders to the extent that such shareholders do not subscribe for additional equity, or are otherwise not invited to subscribe for additional equity.

(e) Risks related to ownership of the ADSs

The rights of our shareholders may be different from the rights of shareholders in companies governed by the laws of U.S. jurisdictions.

As a foreign private issuer and as permitted by the listing requirements of Nasdaq, we will rely on certain home country corporate governance practices rather than the corporate governance requirements of Nasdaq. We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

Both foreign private issuers and emerging growth companies are also exempt from certain more stringent executive compensation disclosure rules for U.S. public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. Even if we no longer qualify as an emerging growth company, so long as we remain a foreign private issuer, we will continue to be exempt from such compensation disclosures.

The following risks are also relevant in relation to the ownership of ADSs:

• ADS holders may be subject to additional risks related to holding ADSs rather than ordinary shares;

• We do not currently intend to pay dividends on our securities and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of the ADSs;

• If the Company becomes classified as a passive foreign investment company, the Company’s U.S. security holders may suffer adverse tax consequences; and

• U.S. investors may have difficulty enforcing civil liabilities against the Company and its directors.

(f) Economic risks

Opthea is exposed to economic factors in the ordinary course of business. A number of economic factors and conditions, both Australian and global, affect the performance of financial markets generally, which could affect the price at which Opthea shares and ADSs trade on ASX and Nasdaq, respectively. Among other things, adverse changes in macroeconomic conditions, including movements on international and domestic stock markets, interest rates, exchange rates, cost and availability of credit, general consumption and consumer spending, input costs, employment rates and industrial disruptions, inflation and inflationary expectations and overall economic conditions, economic cycles, trade tariffs and restrictions, investor sentiment, political events and levels of economic growth, both domestically and internationally, as well as government taxation, fiscal, monetary, regulatory and other policy changes may affect the demand for, and price of, Opthea shares and ADSs and adversely impact Opthea’s business, financial position and operating results. Trading prices can be volatile and volatility can be caused by general market risks such as those that have been mentioned. New Shares and New ADSs in Opthea may trade at or below the price at which they commence trading on ASX including as a result of any of the factors that have been mentioned, and factors such as those mentioned may also affect the income, expenses and liquidity of Opthea. Additionally, the stock market can experience price and volume fluctuations that may be unrelated or disproportionate to the operating performance of Opthea.

(g) Cost inflation

Higher than expected inflation rates generally, or specific to the biotechnology and pharmaceuticals industry in particular, could be expected to increase operating and development costs and potentially reduce the value of future project developments. While, in some cases, such cost increases might be offset by increased selling prices, there is no assurance that this would be possible or that Opthea will be in its production and supply phase of its business when this occurs.

(h) Taxation

Future changes in Australian taxation law, including changes in the interpretation or application of the law by the courts or taxation authorities in Australia, may affect taxation treatment of an investment in Opthea shares and ADSs, or the holding and disposal of those shares. Further, changes in tax law, or changes in the way tax law is expected to be interpreted, in the various jurisdictions in which Opthea operates, may impact the future tax liabilities of Opthea.

Opthea projects that it will receive cash refunds under the Research and Development Tax Incentive scheme (the “Scheme and R&D Tax Credits”) to offset the costs of its clinical programs and other qualifying expenditure, incurred both in Australia and overseas. The assumptions underlying Opthea’s projected Scheme and R&D Tax Credits are based on actual amounts received for the 2023 financial year as a proportion of qualifying expenditure under the scheme. The Commonwealth Government and/or the Australian Taxation Office could change the rules of the regulatory regime with the effect that future amounts paid to Opthea as a proportion of its expenses could be materially lower than assumed in the Company’s projections. Any rule changes made that materially reduce the amount Opthea was able to claim for the current scheme would have a material effect on the cash flows of the Company. Opthea believes that it is not a passive foreign investment company (PFIC) for U.S. federal income tax purposes for its current taxable year and it expects that it will likely not be a PFIC in the foreseeable future, although there can be no assurance in this regard and this determination depends on legal and factual considerations that cannot be predicted. If the Company becomes classified as a passive foreign investment company, the Company’s U.S. security holders may suffer adverse tax consequences.

(i) Accounting standards

Opthea prepares its general purpose financial statements in accordance with Australian International Financial Reporting Standards (AIFRS) and the Corporations Act, which may differ significantly from the accounting standards applied by other companies (such as U.S. GAAP). Australian Accounting Standards are subject to amendment from time to time, and any such changes may impact on Opthea's statement of financial position or statement of financial performance.

(j) Forward-looking statements

There can be no guarantee that the assumptions and contingencies on which the forward-looking statements, opinions and estimates are based will ultimately prove to be valid or accurate. The forward-looking statements, opinions and estimates included in this Prospectus depend on various factors, including known and unknown risks, many of which are outside the control of Opthea. Actual performance of Opthea may materially differ from expected performance.

(k) Dividends

No assurances can be given in relation to the payment of future dividends. Future determinations as to the payment of dividends by Opthea will be at the discretion of Opthea and will depend upon the availability of profits, the operating results and financial conditions of Opthea, future capital requirements, covenants in relevant financing agreements, general business and financial conditions and other factors considered relevant by Opthea. No assurance can be given in relation to the level of tax deferral of future dividends. Tax deferred capacity will depend upon the amount of capital allowances available and other factors.

(l) Changes in applicable law and regulations

Opthea will be subject to changes in laws, regulations and government policy which may affect its operations and/or financial performance. Such changes may impact Opthea’s income or operational expenditure. Opthea is also subject to changes in taxation regimes and Accounting Standards. There can be no assurance that such changes will not have a material adverse effect on Opthea’s business, operational performance or financial results or returns to shareholders. As noted above at (h) under “Taxation”, adverse changes to tax law may also reduce Opthea’s capacity to claim research and incentive grants or rebates, thereby increasing expenses and reducing Opthea’s assets.

6. ADDITIONAL INFORMATION

6.1 Continuous disclosure obligations

As the Company is admitted to the Official List, the Company is a 'disclosing entity' for the purposes of the Corporations Act. As such, it is subject to regular reporting and disclosure obligations. Specifically, like all listed companies, the Company is required to continuously disclose to the market any information it has which a reasonable person would expect to have a material effect on the price or the value of the Company’s securities.

Price sensitive information is publicly released through the ASX before it is disclosed to Shareholders and market participants. Distribution of other information to Shareholders and market participants is also managed through disclosure to the ASX. In addition, the Company posts information on its website after the ASX confirms an announcement has been made, with the aim of making the information readily accessible to the widest audience.

By virtue of section 713 of the Corporations Act, the Company is entitled to issue a 'transaction- specific' prospectus in respect of the Offers.

In general terms, a 'transaction-specific prospectus' is only required to contain information in relation to the effect of the issue of securities on the Company and the rights and liabilities attaching to the securities. It is not necessary to include general information in relation to all of the assets and liabilities, financial position and performance, profits and losses or prospects of the issuing company.

This Prospectus is intended to be read in conjunction with the publicly available information in relation to the Company which has been notified to the ASX and does not include all of the information that would be included in a prospectus for an initial public offering of securities in an entity that is not already listed on a securities exchange. Investors should therefore have regard to the other publicly available information in relation to the Company before making a decision whether or not to invest.

Information that is already in the public domain has not been reported in this Prospectus other than that which is considered necessary to make this Prospectus complete.

As a disclosing entity under the Corporations Act, the Company states that:

(a) it is subject to regular reporting and disclosure obligations;

(b) copies of documents lodged with ASIC in relation to the Company may be obtained from, or inspected at, an office of ASIC; and

(c) it will provide a copy of each of the following documents, free of charge, to any person on request between the date of issue of this Prospectus and the Closing Date:

(i) the annual financial report of the Company for the financial year ended 30 June 2023;

(ii) any half-year financial report of the Company lodged with ASIC after the lodgement of the annual financial report referred to in paragraph (i) above and before the lodgement of this Prospectus with ASIC; and

(iii) all continuous disclosure notices given by the Company after the lodgement of the annual financial report referred to in paragraph (i) above and before the lodgement of this Prospectus with ASIC (see below).

There is no information which has been excluded from a continuous disclosure notice in accordance with the ASX Listing Rules that investors or their professional advisers:

(a) would reasonably require for the purpose of making an informed assessment of:

(i) the assets and liabilities, financial position and performance, profits and losses and prospects of the Company; and

(ii) the rights and liabilities attaching to the securities the subject of this Prospectus; and

(b) would reasonably expect to find in this Prospectus.

This Prospectus contains information specific to the Offers. If investors require further information in relation to the Company, they are recommended to take advantage of the opportunity to inspect or obtain copies of the documents referred to above.

The following announcements have been lodged with the ASX prior to the date of this Prospectus (and including the announcement and investor presentation relating to this Capital Raising lodged with the ASX on the date of this Prospectus) in respect of the Company, since the lodgement of the annual financial report for the year ended 30 June 2023 with the ASX on 28 September 2023.

Date	Title
12 June 2024	Opthea Equity Raise Investor Presentation
12 June 2024	Opthea Announces Equity Raise
12 June 2024	Trading Halt – Accelerated Offer

Date	Title
7 June 2024	Trading Halt
3 June 2024	Opthea to Present at Clinical Trials at the Summit Meeting
28 May 2024	Opthea Completes Enrollment in Phase 3 Clinical Program
1 May 2024	Opthea announces presentations at Retina World Congress
30 April 2024	Quarterly activities / Appendix 4C Cash Flow Report
26 April 2024	Opthea presents at the OIS Retina Innovation Summit at ARVO
15 April 2024	Notification regarding unquoted securities – OPT
15 April 2024	Notification regarding unquoted securities – OPT
9 April 2024	Opthea appoints John Han, PharmD, as VP Medical Affairs
5 April 2024	Opthea Corporate Presentation – April 2024
5 April 2024	Opthea to participate in the 23rd Needham Virtual Conference
4 April 2024	Final Director’s Interest Notice DS
4 April 2024	Initial Director’s Interest Notice Sujal Shah
4 April 2024	Opthea appoints Sujal Shah to the Board of Directors
4 April 2024	Opthea Key Opinion Leader Event on Sozinibercept
2 April 2024	Notification regarding unquoted securities – OPT
19 March 2024	Opthea to host Key Opinion Leader Event on 3 April 2024
6 March 2024	Opthea to participate in the Leerink Global Biopharma Conference
4 March 2024	Opthea Corporate Presentation – March 2024
1 March 2024	Change of Director’s Interest Notice update
1 March 2024	Change of Director’s Interest Notice
29 February 2024	Opthea reports half-year results and business update
29 February 2024	Half yearly report and accounts
20 February 2024	Opthea appoints Arshard M Khanani as Chief Medical Advisor
15 February 2024	Opthea completes enrollment in first trial of Sozinibercept
2 February 2024	Opthea strengthens team with key clinical and regulatory hires
27 December 2023	Opthea to receive US$35 million commitment and additional US$50 million
21 December 2023	Change of Director’s Interest Notice – JL
21 December 2023	Change of Director’s Interest Notice – LG
21 December 2023	Change of Director’s Interest Notice – AT
21 December 2023	Change of Director’s Interest Notice – MB
21 December 2023	Notification regarding unquoted securities – OPT
21 December 2023	Notification regarding unquoted securities – OPT
21 December 2023	Notification regarding unquoted securities – OPT
20 December 2023	Opthea receives A$8.8 million R&D tax incentive
1 December 2023	Opthea to present at the FLORetina 2023 Congress
30 November 2023	Results of Meeting
30 November 2023	2023 AGM Chairmans Address
10 November 2023	Opthea presents at Jefferies 2023 Healthcare Conference
31 October 2023	Opthea to present at Eyecelerator at AAO
27 October 2023	Notice of Annual General Meeting / Proxy form
27 October 2023	Opthea appoints U.S. based leadership
25 October 2023	Trading halt
13 October 2023	Application for quotation of securities – OPT

Date	Title
3 October 2023	Opthea to participate at the 2023 Euretina Congress
28 September 2023	Opthea Appendix 4G – Corporate governance
28 September 2023	Opthea FY 2023 annual report to shareholders

6.2 Design and distribution obligations

The product design and distributions obligations under the Corporations Act (DDO Obligations) took effect from 5 October 2021. The DDO Obligations are intended to help consumers obtain appropriate financial products by requiring issuers and distributors to have a consumer-centric product. The DDO Obligations require product issuers to make publicly available a target market determination that explains the target market for certain securities, any distribution conditions and any information related to reviewing and monitoring conduct in relation to the target market determination.

The Company has prepared a target market determination in respect of the Options which is available on the Company’s website at https://opthea.com/. The Options are subject to a distribution condition that retail investors will be provided with a copy of this Prospectus and access to the target market determination before they receive Options. Investors are required to self-confirm that they meet the eligibility criteria of the expected target market outlined in the target market determination.

6.3 International offer restrictions

This Prospectus does not constitute an offer of New Shares or New Options in any jurisdiction in which it would be unlawful. In particular, this Prospectus may not be distributed to any person, and the New Shares and New Options may not be offered or sold, in any country outside Australia except to the extent permitted below.

European Union (excluding Austria)

This document has not been, and will not be, registered with or approved by any securities regulator in the European Union. Accordingly, this document may not be made available, nor may the New Shares and New Options be offered for sale, in the European Union except in circumstances that do not require a prospectus under Article 1(4) of Regulation (EU) 2017/1129 of the European Parliament and the Council of the European Union (the “Prospectus Regulation”).

In accordance with Article 1(4)(a) of the Prospectus Regulation, an offer of New Shares and New Options in the European Union is limited to persons who are “qualified investors” (as defined in Article 2(e) of the Prospectus Regulation).

Hong Kong

WARNING: This document has not been, and will not be, registered as a prospectus under the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong, nor has it been authorised by the Securities and Futures Commission in Hong Kong pursuant to the Securities and Futures Ordinance (Cap. 571) of the Laws of Hong Kong (the “SFO”). Accordingly, this document may not be distributed, and the New Shares and New Options may not be offered or sold, in Hong Kong other than to “professional investors” (as defined in the SFO and any rules made under that ordinance).

No advertisement, invitation or document relating to the New Shares and New Options has been or will be issued, or has been or will be in the possession of any person for the purpose of issue, in Hong Kong or elsewhere that is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to New Shares and New Options that are or are intended to be disposed of only to persons outside of Hong Kong or only to professional investors. No person allotted New Shares and New Options may sell, or offer to sell, such securities in circumstances that amount to an offer to the public in Hong Kong within six months following the date of issue of such securities.

The contents of this document have not been reviewed by any Hong Kong regulatory authority. You are advised to exercise caution in relation to the offer. If you are in doubt about any contents of this document, you should obtain independent professional advice.

Israel

The New Shares and New Options have not been registered, and no prospectus will be issued, under the Israeli Securities Law, 1968 (the "Securities Law"). Accordingly, the New Shares and New Options will only be offered and sold in Israel pursuant to private placement exemptions, namely to no more than 35 offerees who fall within a category of sophisticated investor as described in the First Addendum of the Securities Law.

Neither this document nor any activities related to the Offer shall be deemed to be the provision of investment advice. If any recipient of this document is not the intended recipient, such recipient should promptly return this document to the Company. This document has not been reviewed or approved by the Israeli Securities Authority in any way.

New Zealand

This document has not been registered, filed with or approved by any New Zealand regulatory authority under the Financial Markets Conduct Act 2013 (the “FMC Act”).

The New Shares and New Options are not being offered to the public within New Zealand other than to existing shareholders of the Company with registered addresses in New Zealand to whom the offer of these securities is being made in reliance on the Financial Markets Conduct (Incidental Offers) Exemption Notice 2021.

Other than in the entitlement offer, the New Shares and New Options may only be offered or sold in New Zealand (or allotted with a view to being offered for sale in New Zealand) to a person who:

▪ is an investment business within the meaning of clause 37 of Schedule 1 of the FMC Act;

▪ meets the investment activity criteria specified in clause 38 of Schedule 1 of the FMC Act;

▪ is large within the meaning of clause 39 of Schedule 1 of the FMC Act;

▪ is a government agency within the meaning of clause 40 of Schedule 1 of the FMC Act; or

▪ is an eligible investor within the meaning of clause 41 of Schedule 1 of the FMC Act.

Singapore

This document and any other materials relating to the New Shares and New Options have not been, and will not be, lodged or registered as a prospectus in Singapore with the Monetary Authority of Singapore. Accordingly, this document and any other document or materials in connection with the offer or sale, or invitation for subscription or purchase, of New Shares and New Options, may not be issued, circulated or distributed, nor may the New Shares and New Options be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore except pursuant to and in accordance with exemptions in Subdivision (4) Division 1, Part 13 of the Securities and Futures Act 2001 of Singapore (the “SFA”) or another exemption under the SFA.

This document has been given to you on the basis that you are an “institutional investor” or an “accredited investor” (as such terms are defined in the SFA). If you are not such an investor, please return this document immediately. You may not forward or circulate this document to any other person in Singapore.

Any offer is not made to you with a view to the New Shares or New Options being subsequently offered for sale to any other party in Singapore. On-sale restrictions in Singapore may be applicable to investors who acquire New Shares and New Options. As such, investors are advised to acquaint themselves with the SFA provisions relating to resale restrictions in Singapore and comply accordingly.

South Africa

This document does not, nor is it intended to, constitute a prospectus prepared and registered under the South African Companies Act 2008 and may not be distributed to the public in South Africa. This document has not been registered with nor approved by the South African Companies and Intellectual Property Commission.

Any offer of New Shares and New Options in South Africa will be made by way of a private placement to, and capable of acceptance only by, investors who fall within one of the specified categories listed in section 96(1)(a) of the South African Companies Act.

An entity or person resident in South Africa may not implement participation in the offer unless (i) permitted under the South African Exchange Control Regulations or (ii) a specific approval has been obtained from an authorised foreign exchange dealer in South Africa or the Financial Surveillance Department of the South African Reserve Bank.

United Kingdom

Neither this document nor any other document relating to the offer has been delivered for approval to the Financial Conduct Authority in the United Kingdom and no prospectus (within the meaning of section 85 of the Financial Services and Markets Act 2000, as amended (“FSMA”)) has been published or is intended to be published in respect of the New Shares and New Options.

The New Shares and New Options may not be offered or sold in the United Kingdom by means of this document or any other document, except in circumstances that do not require the publication of a prospectus under section 86(1) of the FSMA. This document is issued on a confidential basis in the United Kingdom to “qualified investors” within the meaning of Article 2(e) of the UK Prospectus Regulation. This document may not be distributed or reproduced, in whole or in part, nor may its contents be disclosed by recipients, to any other person in the United Kingdom.

Any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received in connection with the issue or sale of the New Shares and New Options has only been communicated or caused to be communicated and will only be communicated or caused to be communicated in the United Kingdom in circumstances in which section 21(1) of the FSMA does not apply to the Company.

In the United Kingdom, this document is being distributed only to, and is directed at, persons (i) who have professional experience in matters relating to investments falling within Article 19(5) (investment professionals) of the Financial Services and Markets Act 2000 (Financial Promotions) Order 2005 (“FPO”), (ii) who fall within the categories of persons referred to in Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the FPO or (iii) to whom it may otherwise be lawfully communicated (“relevant persons”). The investment to which this document relates is available only to relevant persons. Any person who is not a relevant person should not act or rely on this document.

United States

This document does not constitute an offer to sell, or a solicitation of an offer to buy, securities in the United States. The New Shares and New Options (as well as the shares underlying the New Options) have not been, and will not be, been registered under the US Securities Act of 1933 or the securities laws of any state or other jurisdiction of the United States. Accordingly, the New Shares and New Options (as well as the shares underlying the New Options) may not be offered or sold in the United States except in transactions exempt from, or not subject to, the registration requirements of the US Securities Act and applicable US state securities laws.

6.4 Litigation

The Company is not currently engaged in litigation and, as at the date of this Prospectus, the Directors are not aware of any legal proceedings pending or threatened against, or any material legal proceedings affecting, the Company.

6.5 Corporate Governance

The Company has adopted comprehensive systems of control and accountability as the basis for the administration of corporate governance. The Board is committed to administering the policies and procedures with openness and integrity, pursuing the true spirit of corporate governance commensurate with the Company’s needs.

To the extent that they are applicable to the Company, the Board has adopted the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations (4th edition) where the Board has considered the recommendation to be an appropriate benchmark for its corporate governance practices. Where, after due consideration, the Company’s corporate governance practices depart from a recommendation, the Board has disclosed the reasons for the departure in its corporate governance statement for the financial year ended 30 June 2023. This can be found in on the Company’s website at https://ir.opthea.com/resources/corporate-governance.

6.6 Rights and liabilities attaching to the New Shares

The following is a general description of the more significant rights and liabilities attaching to the New Shares. This summary is not exhaustive. Full details of the provisions relating to the rights attaching to the New Shares are contained in the Corporations Act, ASX Listing Rules and the Constitution (a copy of which is available for inspection at the Company’s registered office during normal business hours).

(a) Ranking of New Shares

At the date of this Prospectus, all shares are of the same class and rank equally in all respects. Specifically, the New Shares issued under this Prospectus will rank equally with the Company's existing Shares.

(b) Voting rights

Subject to any rights or restrictions, at general meetings:

• every Shareholder present and entitled to vote may vote in person or by attorney, proxy or representative; and

• has one vote on a show of hands; or

• has one vote for every fully paid share held, on a poll.

(c) Dividend rights

Shareholders will be entitled to dividends, distributed among members in proportion to the capital paid up or credited as paid up, from the date of payment. No dividend carries interest against the Company and the declaration of Directors as to the amount to be distributed is conclusive.

Shareholders may be paid interim dividends or bonuses at the discretion of the Directors. The Directors may set aside a sum out of the profits of the Company, as reserves, before recommending dividends of the profits.

(d) Variation of rights

The rights attaching to the New Shares may only be varied by the consent in writing of the holders of three-quarters of the Shares, or with the sanction of a special resolution passed at a general meeting.

(e) Transfer of Shares

New Shares can be transferred through the financial market operated by the ASX or by a proper instrument of transfer. The instrument of transfer must be in writing in a usual form or any other form approved by the Directors and signed by or on behalf of the transferor and the transferee. Except where the operating rules of an applicable CS facility licensee, being the ASTC Operating Rules provide otherwise, until the transferee has been registered, the transferor is deemed to remain the holder of the Shares, even after signing the instrument of transfer.

In some certain prescribed circumstances, the Directors may refuse to register a transfer of New Shares.

(f) General meetings

Shareholders are entitled to be present in person, or by proxy, attorney or representative to attend and vote at general meetings of the Company.

The Directors may convene a general meeting at their discretion.

(g) Unmarketable parcels

The Constitution provides for the sale of unmarketable parcels subject to any applicable laws and provided a notice is given to the relevant Shareholder stating that the Company intends to sell their relevant New Shares, unless the relevant Shareholder advises the Company by a specified date that they wish to retain the Shares.

(h) Rights on winding up

If the Company is wound up, the liquidator may with the sanction of a special resolution, divide the assets of the Company amongst Shareholders as the liquidator sees fit. The liquidator may not require a Shareholder to accept any New Shares or other securities in respect of which there is any liability.

6.7 Rights and liabilities attaching to the Options

The Options to be issued under the Offers will be issued on the following terms and conditions:

(a) Entitlement

Each Option entitles the holder to acquire by way of issue one Share on exercise of the Option.

(b) Exercise Price

Subject to paragraph (h) below, the exercise price of the Options will be $1.00 (Exercise Price).

(c) Expiry Date

Each Option will expire at 5.00pm (Melbourne time) on 30 June 2026 (Expiry Date). An Option not exercised by the Expiry Date will automatically lapse at that time at that time.

(d) Exercise Period

The Options are exercisable at any time on or prior to the Expiry Date (Exercise Period).

(e) Notice of Exercise

A Notice of Exercise is only effective on and from the later of the date of receipt of the Notice of Exercise and the date of receipt of the payment of the applicable Exercise Price for each Option being exercised in cleared funds (Exercise Date).

A minimum of 3,000 Options may be exercised under each Notice of Exercise. If a Shareholder holds less than 3,000 Options, all of the Options held by them must be exercised in one Notice of Exercise.

(f) Timing of issue of Shares on exercise

As soon as practicable after the Exercise Date, the Company will:

(i) issue the number of Shares required under these terms and conditions in respect of the number of Options specified in the Notice of Exercise and for which cleared funds have been received by the Company; and

(ii) if admitted to the Official List at the time, apply for official quotation on the ASX of the Shares issued on the exercise of the Options.

(g) Shares issued on exercise

Shares issued on exercise of the Options will rank equally in all respects with the then issued Shares.

(h) Reconstruction of capital

If at any time the issued capital of the Company is reconstructed, all rights of a holder of Options are to be changed in a manner consistent with the Corporations Act and the ASX Listing Rules at the time of the reconstruction.

(i) Participation in new issues

There are no participation rights or entitlements inherent in the Options and holders will not be entitled to participate in new issues of capital offered to Shareholders during the currency of the Options without exercising the Options and unless Shares have been issued in respect of the Options before the record date for determining entitlements to the issue.

(j) Change in Exercise Price

There will be no change to the applicable Exercise Price of an Option or the number of Shares over which an Option is exercisable in the event of the Company making a pro rata issue of Shares or other securities to the holders of Shares (other than for a Bonus Issue).

(k) Bonus issue

If before the expiry of any Options, the Company makes a pro rata issue of Shares to Shareholders for no consideration (Bonus Issue), the number of Shares over which an Option is exercisable will be increased by the number of Shares which the holder would have received if the Option had been exercised before the record date for the Bonus Issue.

(l) Voting

Holders of Options have no voting rights until the Options are exercised and the Shares are issued on the exercise of those Options in accordance with the ASX Listing Rules.

(m) Transferability

The Options are transferable and will be quoted on the ASX.

(n) Dividend entitlement

The Options will not give any right to participate in dividends until Shares are issued pursuant to the exercise of the relevant Options.

6.8 Interests of Directors, experts and advisors

(a) Other than as set out below or elsewhere in this Prospectus, no:

(i) Director or proposed Director;

(ii) person named in this Prospectus as performing a function in a professional, advisory or other capacity in connection with the preparation or distribution of this Prospectus;

(iii) promoter of the Company; or

(iv) financial services licensee named in this Prospectus as a financial services licensee involved in the Offers,

holds, or has held within two years before the date of this Prospectus, any interest in the Offers or in the formation or promotion of, or in any property acquired or proposed to be acquired by, the Company in connection with its formation or promotion or the Offers.

(b) Other than as set out in Section 6.9 or elsewhere in the Prospectus, no amounts have been paid or agreed to be paid and no benefits have been given or agreed to be given:

(i) to a Director or proposed Director to induce him or her to become, or to qualify him or her as, a director of the Company; or

(ii) for services provided in connection with the formation or promotion of the Company or the Offers by any Director or proposed Director, any person named in this Prospectus as performing a function in a professional, advisory or other capacity in connection with the preparation or distribution of this Prospectus, any promoter of the Company, or any underwriter or financial services licensee named in this Prospectus as an underwriter or financial services licensee involved in the Offers.

6.9 Details of interests

(a) Directors’ security holdings

The relevant interests of the Directors in securities of the Company as at the date of this Prospectus are as follows:

Director	Shares	Options / Rights
Jeremy Levin (Non-Executive Director and Chairman)	3,937 ADSs (representing31,496 Shares)	6,000,000 (unquoted options)
Megan Baldwin (Executive Director)	195,299	8,100,000 (6,000,000 unquoted options / 2,100,000 performance rights)
Susan Orr (Non-Executive Director)	-	1,000,000 (unquoted options)
Lawrence Gozlan (Non-Executive Director)	1,877,357	5,000,000 (unquoted options)
Julia Haller (Non-Executive Director)	-	2,000,000 (unquoted options)
Quinton Oswald (Non-Executive Director)	-	1,000,000 (unquoted options)
Anshul Thakral (Non-Executive Director)	-	1,000,000 (unquoted options)
Sujal Arun Shah (Non-Executive Director)	-	-

(b) Directors' remuneration

As Chair and non-executive Director, Dr. Jeremy Levin is currently paid US$75,000 in directors fees per annum. As a member of the Nominations & Governance Committee he receives an additional US$5,000 per annum.

As an executive Director, Dr. Megan Baldwin is employed under an ongoing contract and receives fixed remuneration of A$609,500 per annum (not including superannuation).

As a non-executive Director, Dr. Susan Orr is currently paid US$50,000 in directors fees per annum. As Chair of the Research & Development Committee she receives an additional US$10,000 per annum, plus an additional US$5,000 per annum as a member of the Audit & Risk Committee.

As a non-executive Director, Mr Lawrence Gozlan is currently paid A$65,700 in directors fees per annum. As Chair of the Remuneration Committee he receives an additional A$13,140 per annum, plus an additional US$5,000 per annum as a member of the Nominations & Governance Committee.

As a non-executive Director, Dr. Julia Haller is currently paid US$50,000 in directors fees per annum. She receives an additional US$5,000 per annum as a member of the Research & Development Committee.

As a non-executive Director, Mr Quinton Oswald is currently paid US$50,000 in directors fees per annum. As a member of the Audit & Risk Committee, Remuneration Committee and Research & Development Committee he receives an additional US$15,000 per annum (US$5,000 per annum for each Committee).

As a non-executive Director, Mr Anshul Thakral is currently paid US$50,000 in directors fees per annum. As Chair of the Nominations & Governance Committee he receives an additional US$10,000 per annum. As a member of the Remuneration Committee and Research & Development Committee, he receives an additional US$10,000 per annum (US$5,000 per annum for each Committee).

As a non-executive Director, Mr Sujal Arun Shah is currently paid US$50,000 in directors fees per annum. As Chair of the Audit & Risk Committee he receives an additional US$20,000 per annum.

(c) Related party arrangements

As announced by Opthea to the ASX on 9 June 2023, Opthea appointed Mr. Anshul Thakral to its board of directors. Mr. Thakral is Chief Executive Officer and Board Member of Launch Therapeutics, a clinical development company backed by funds managed by global investment firm Carlyle (NASDAQ: CG) and its life sciences franchise, Abingworth. Mr Thakral is also a director of Saama Technologies, LLC. As such, any agreements with Carlyle and Abingworth (and their special purpose vehicle, Ocelot), Launch Therapeutics and Saama Technologies are considered related party arrangements.

6.10 Consents

Chapter 6D of the Corporations Act imposes a liability regime on the Company (as the offeror of the Securities), the Directors, the persons named in the Prospectus with their consent as proposed directors, any underwriters, persons named in the Prospectus with their consent having made a statement in the Prospectus and persons involved in a contravention in relation to the Prospectus, with regard to misleading and deceptive statements made in the Prospectus. Although the Company bears primary responsibility for the Prospectus, the other parties involved in the preparation of the Prospectus can also be responsible for certain statements made in it.

(a) Consenting parties

Gilbert + Tobin has given and has not, before lodgement of this Prospectus, withdrawn its written consent to be named in this Prospectus as Australian legal adviser to the Company in respect of the Capital Raising in the form and context in which it is named.

Cooley LLP has given and has not, before lodgement of this Prospectus, withdrawn its written consent to be named in this Prospectus as US legal adviser to the Company in respect of the Capital Raising in the form and context in which it is named.

MST Financial Services Pty Ltd has given and has not, before lodgement of this Prospectus, withdrawn its written consent to be named in this Prospectus as placement agent in relation to the Placement, lead manager and bookrunner in relation to the Entitlement Offer, and underwriter in relation to a portion of the Entitlement Offer, in the form and context in which it is named.

Regal Funds Management Pty Ltd has given and has not, before lodgement of this Prospectus, withdrawn its written consent to be named in this Prospectus as sub-underwriter in relation to a portion of the Entitlement Offer in the form and context in which it is named.

Computershare Investor Services Pty Limited has given and has not, before lodgement of this Prospectus, withdrawn its written consent to be named in this Prospectus as share registry to the Company in respect of the Capital Raising in the form and context in which it is named.

(b) Basis of consents

Each of the persons named as providing consents above:

(i) did not authorise or cause the issue of this Prospectus;

(ii) does not make, or purport to make, any statement in this Prospectus nor is any statement in this Prospectus based on any statement by any of those parties other than as specified in this Section 6.10; and

(iii) to the maximum extent permitted by law, expressly disclaims any responsibility or liability for any part of this Prospectus other than a reference to its name and a statement contained in this Prospectus with the consent of that party as specified in this Section 6.10.

6.11 Expenses of the Offers

The total expenses of the Capital Raising are estimated to be approximately $17,838,561 (excluding GST). The table below sets out the breakdown of these expenses:

Item of Expenditure	Amount ($)
MST Financial Services Pty Ltd underwriter and lead manager fees	$11,844,763
Gilbert + Tobin legal fees	$1,100,000
Cooley LLP legal fees	$1,136,364
Other Advisory fees	$2,446,970
Computershare fees	$92,632
Miscellaneous, including audit, issuance and printing fees	$1,217,833
TOTAL	$17,838,561

6.12 Governing law

The information in this Prospectus, the Offers, and the contracts formed on acceptance of the

Application Form are governed by the law applicable in Victoria, Australia. Any person who applies for Securities under the Offers submits to the non-exclusive jurisdiction of the courts of Victoria, Australia.

7. DIRECTORS’ AUTHORISATION

This Prospectus is issued by the Company.

In accordance with section 720 of the Corporations Act, each Director has consented to the lodgement of this Prospectus with ASIC and has not withdrawn that consent.

Signed for and on behalf of the Company on Wednesday, 12 June 2024.

Dr. Jeremy Levin

Non-Executive Director and Chairman

Opthea Limited

8. DEFINITIONS

Definitions used in this Prospectus are as follows:

ADS means American Depositary Shares.

Applicant means a person who submits an Application.

Application means an application for New Shares and/or Options under this Prospectus.

Application Form means the application form included in or accompanying this Prospectus for participation in the Offers.

Application Monies means monies equal to the value of New Shares at the Offer Price applied for by an Eligible Shareholder.

ASIC means the Australian Securities and Investments Commission.

ASTC Operating Rules means the operating rules of ASTC in its capacity as a CS facility licensee, except to the extent of any relief given by ASTC in their application to the Company.

ASX means ASX Limited ACN 008 624 691 or the financial market known as the 'Australian Securities Exchange' operated by it, as the context requires.

ASX Listing Rules means the official listing rules of ASX Listing Rules as amended or waived.

Australian Accounting Standards means the Australian accounting standards issued by the Australian Accounting Standards Board.

Board means the board of Directors of the Company.

Capital Raising means the Placement and the Entitlement Offer.

Chair means the Chair of the Board.

CHESS means Clearing House Electronic Subregister System operated by ASX Settlement Pty Limited (ABN 49 008 504 532).

Closing Date means the relevant closing date for each of the Institutional Entitlement Offer and the Retail Entitlement Offer (as the context requires). The Closing Date for the Retail Entitlement Offer is 5.00pm (Melbourne time) on Wednesday, 10 July 2024 or such other time and date as the Directors determine, being the last day on which Applications under the Retail Entitlement Offer will be accepted.

Company or Opthea means Opthea Limited ABN 32 006 340 567.

Constitution means the constitution of the Company.

Corporations Act means the Corporations Act 2001 (Cth).

CRO means Clinical Research Organization.

DFA means the development funding agreement dated as of August 12, 2022, as amended from time to time, between Opthea, Launch Therapeutics, and certain other investors. Launch

Therapeutics is backed by funds managed by global investment firm Carlyle and its life sciences franchise Abingworth.

Director means a director of the Company.

Eligible Institutional Shareholder means a Shareholder who is eligible to participate in the Institutional Entitlement Offer as set out in Section 2.6.

Eligible Retail Shareholder has the meaning given in Section 2.7.

Eligible Shareholder means a person who is an Eligible Institutional Shareholder and/or an Eligible Retail Shareholder.

Eligible U.S. Fund Manager means a dealer or other professional fiduciary organised or incorporated in the United States that is acting for a discretionary or similar account (other than an estate or trust) held for the benefit or account of persons that are not U.S. Persons for which it has and is exercising investment discretion, within the meaning of Rule 902(k)(2)(i) under the U.S. Securities Act.

Entitlement means the number of New Shares and New Options each Eligible Shareholder is offered under the Entitlement Offer.

Entitlement Offer means the Retail Entitlement Offer and the Institutional Entitlement Offer (including any Shortfall).

Existing Shares means Shares on issue at the Record Date.

Expiry Date means the expiry date of the New Options offered under this Prospectus, as defined in Section 6.7.

Ineligible Foreign Institutional Shareholder means a Shareholder who is an Institutional Investor and who is not an Eligible Institutional Shareholder.

Ineligible Foreign Retail Shareholders means a Shareholder who is not an Institutional Investor and is not an Eligible Retail Shareholder.

Ineligible Foreign Shareholders has the meaning given in Section 2.8.

Institutional Entitlement Offer means the institutional component of the Entitlement Offer.

Institutional Investor means a person who the Lead Manager reasonably believes is a person:

(a) if in Australia, that is able to be offered New Shares in circumstances that do not need disclosure under Chapter 6D.2 of the Corporations Act because of the operation of sections 708(8) to 708(12) (inclusive); or

(b) in any other case, to whom an offer of New Shares may lawfully be made in a Permitted Jurisdiction outside Australia, under the applicable laws of the particular foreign jurisdiction without need for any lodgement, registration, approval or filing with a government agency (other than one with which the Company is willing to comply), and subject to the foregoing may include retail brokers bidding on behalf of their clients.

Institutional Shortfall or Institutional Shortfall Shares means the number of New Shares under the Institutional Entitlement Offer not validly applied for by Eligible Institutional Shareholders under their Entitlement before the Closing Date.

Institutional Shortfall Bookbuild means the bookbuild process in respect of the Institutional Shortfall.

New Options means the Options offered under the Entitlement Offer.

Lead Manager or Underwriter means MST Financial Services Pty Ltd.

New Shares means the new Shares offered under the Entitlement Offer (including any Shortfall) and the Placement (as the context requires).

Offers means the Entitlement Offer and the Placement Option Offer.

Offer Period means the period commencing on the Opening Date and ending on the Closing Date.

Offer Price means the offer price of $0.40 per New Share under the Entitlement Offer.

Official List means the official list of the ASX.

Opening Date means the opening date of the Institutional Entitlement Offer and/or the Retail Entitlement Offer (as the context requires).

Option means the right of the holder to be issued one new Share on payment of the applicable exercise price on the terms and conditions set out in Section 6.7.

Permitted Jurisdiction means each of Australia, New Zealand, the European Union (excluding Austria), Hong Kong, Israel, Singapore, South Africa, the United Kingdom or Qualified Institutional Buyers or Eligible U.S. Fund Managers in the United States.

Placement means the issue of up to approximately 25.0 million New Shares to certain sophisticated and institutional investors under a placement announced by the Company to the ASX on Wednesday, 12 June 2024 and, as the context requires, includes the Placement Option Offer.

Placement Options means the Options offered under the Placement.

Placement Option Offer means the offer of Placement Options to participants in the Placement under this Prospectus.

Prospectus means this prospectus dated Wednesday, 12 June 2024 and lodged with ASIC, including any supplementary or replacement prospectus in relation to this prospectus.

Qualified Institutional Buyer means a “qualified institutional buyer” as defined in Rule 144A under the US Securities Act.

Record Date means 7.00pm (Melbourne time) on Friday, 14 June 2024, being the date on which Eligible Shareholders who are permitted to participate in the Entitlement Offer are determined.

Regal or Sub-Underwriter means Regal Funds Management Limited.

Retail Entitlement Offer means the retail component of the Entitlement Offer.

Retail Shortfall or Retail Shortfall Shares means the number of New Shares under the Retail Entitlement Offer not validly applied for by Eligible Retail Shareholders under their Entitlement or the Top-Up Facility before the Closing Date.

Section means a section of this Prospectus.

Securities means the New Shares, New Options and Placement Options offered under this Prospectus.

Share means a fully paid ordinary share in the capital of the Company.

Share Registry means Computershare Investor Services Pty Limited ACN 078 279 277.

Shareholder means a holder of at least one Share.

Shortfall or Shortfall Shares means the Institutional Shortfall (or Institutional Shortfall Shares) and/or the Retail Shortfall (or Retail Shortfall Shares).

Top-Up Facility has the meaning given in Section 1.

Underwriting Agreement has the meaning given in Section 2.17.

US or United States means the United States of America.

US Securities Act means the United States Securities Act of 1933, as amended.

CORPORATE DIRECTORY

Directors

Dr. Jeremy Levin (Non-Executive Director and Chairman)

Dr. Megan Baldwin (Executive Director)

Mr Lawrence Gozlan (Non-Executive Director)

Dr. Julia Haller (Non-Executive Director)

Dr. Susan Orr (Non-Executive Director)

Mr Quinton Oswald (Non-Executive Director)

Mr Anshul Thakral (Non-Executive Director)

Mr Sujal Arun Shah (Non-Executive Director)

Company Secretary

Ms Karen Adams (Vice President Finance and Company Secretary)

Registered Office

Suite 0403, Level 4, 650 Chapel Street

South Yarra, Victoria 3141

Share Registry

Computershare Investor Services Pty Limited

Yarra Falls, 452 Johnston Street

Abbotsford Victoria 3067

Lead Manager / Underwriter

MST Financial Services Pty Ltd

Level 13, 14 Martin Place

Sydney, NSW 2000

Australia Legal Adviser

Gilbert + Tobin

Level 25, 101 Collins Street

Melbourne VIC 3000

US Legal Adviser

Cooley LLP

3175 Hanover Street

Palo Alto, CA 94304-1130